No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 1/11/2013



13000723



Received SEC
MAR - 7 2013
Washington, DC 20549

March 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Lucas F. Torres
Akin Gump Strauss Hauer & Feld LLP
ltorres@akingump.com

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

Dear Mr. Torres:

This is in response to your letters dated January 11, 2013 and February 25, 2013 concerning the shareholder proposal submitted to FirstEnergy by Andrew Behar, Green Century Capital Management, and Swarthmore College. We also have received letters on the proponents' behalf dated February 11, 2013 and March 6, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

The proposal requests that the company adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality, and to report to shareholders on progress.

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to FirstEnergy's ordinary business operations. In this regard, we note that the proposal addresses the company's impact on water quantity and does not, in our view, focus on a significant policy issue. Accordingly, we will not recommend enforcement action if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which FirstEnergy relies.

Sincerely,

Ruairi J. Regan
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 6, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: Shareholder proposal to FirstEnergy Corp. regarding strategies and goals to reduce risks to water quantity and quality – As You Sow Foundation – Supplemental Reply
>
> Via Email to shareholderproposals@sec.gov

Ladies and Gentlemen:

The As You Sow Foundation ("Proponent") together with co-filers Green Century Capital Management and Swarthmore College, has submitted a shareholder proposal (the "Proposal") to FirstEnergy Corporation ("FirstEnergy" or the "Company") seeking strategies and goals to reduce risks to water quantity and quality. I have been asked by the Proponent to respond to the supplemental No Action request letter of February 25, 2013, sent to the Securities and Exchange Commission by Lucas F. Torres of the law firm of Akin Gump Strauss Hauer and Feld, LLP. A copy of this letter is being e-mailed concurrently to Lucas F. Torres.

In its latest letter, the Company notes that its "primary concern" is that the Proposal "attempts to micromanage the Company's business by requiring management to alter the mix of energy sources the Company uses for its core electric generation, distribution and transmission business. The Proposal does so, according to the Company, by requesting quantitative targets for the "use of less water intensive energy sources such as photovoltaic solar and wind." This, the Company asserts, would alter its day-to-day use of various energy sources.

It is apparent from other proposals that have addressed a significant policy issue, that if the focus of the proposal is on substantial environmental risks, the proposal is not excludable under Rule 14a-8(i)(7). Under such circumstances, it is certainly within the rights of shareholders under Rule 14a-8 to ask a company to alter the mix of energy sources utilized.

For instance, it is not a matter of excludable ordinary business to ask a company to phase out the use of nuclear power in its energy mix. This is because the issue of safety of nuclear power is a significant policy issue.[1]

---

[1] In the 1976 Release (Release No. 34–12999) the Staff wrote:

> the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct the proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, **it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that the determination whether to construct one is not an "ordinary" business matter**. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations.... where proposals involve business matters

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Staff policy stated in that Release regarding nuclear power has continued to hold. For instance in *General Electric Company* (January 17, 2012, aff'd upon reconsideration March 1, 2012), requested that General Electric reverse its nuclear energy policy, and as soon as possible *phase out all its nuclear activities,* including proposed fuel reprocessing and uranium enrichment. General Electric had asserted that these issues represented an ordinary business issue, and did not focus on a significant policy issue. The Staff denied no action relief under Rule 14a-8(i)(7).

Other environmental issues, such as climate and water risk, are also treated as a significant policy issue, standing alongside nuclear proposals as among those where proposals have asked companies to set goals that relate to aspects of a business model or direction. For instance, Exxon Mobil was asked to study steps needed to become a more sustainable energy producer, considering geothermal, solar and wind energy in a 2008 proposal. As asserted by the Company regarding the present proposal, this would have redirected the company's energy business. *Exxon Mobil Corporation* (March 18, 2008). See also, *Chevron Inc.* (March 4, 2008) and *OGE Energy Inc.* (February 27, 2008) requesting that the company adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; *Centex Inc.* (March 18, 2008) requesting that a homebuilder adopt quantitative goals, based on available technologies for reducing total greenhouse gas emissions from the company's products and operations; *Merrill Lynch Inc.* (February 25, 2000) reviewing underwriting, investing and lending criteria to incorporate criteria related to environment and human rights.

For a contrast to the current proposal, see *Flir Systems, Inc.* (February 6, 2013) which sought a companywide review of the policies, practices and metrics related to the company's energy management strategy and energy use management. In that instance, the Staff found that the proposal principally related to cost reduction by the company, rather than environmental concerns, and therefore was excludable as ordinary business. In contrast, the subject matter of the current proposal arises from concerns regarding water risk and therefore is not excludable.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc:
Corinne Bendersky, As You Sow
Lucas F. Torres

---

that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them. [emphasis added].

Akin Gump
Strauss Hauer & Feld LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

February 25, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Omission of Shareholder Proposal Submitted by As You Sow Foundation, as lead proponent, and Green Century Capital Management and Swarthmore College, as co-proponents

Ladies and Gentlemen:

By letter dated January 11, 2013 (the "No-Action Request"), FirstEnergy Corp. (the "Company") requested confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if, in reliance on certain provisions under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, including Rules 14a-8(i)(7) and 14a-8(i)(10), the Company excludes a proposal (the "Proposal") submitted by As You Sow Foundation (the "Lead Proponent") and Green Century Capital Management and Swarthmore College (the "Co-Proponents," and together with the Lead Proponent, the "Proponents") from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2013 annual meeting of shareholders. In response to the No-Action Request, Sanford J. Lewis, on behalf of the Lead Proponent, submitted correspondence (the "Response Letter") to the Staff on February 11, 2013 (attached to this letter as Exhibit A).

The Company's primary concern with the Proposal is that it attempts to micro-manage the Company's business by requiring management to alter the mix of energy sources the Company uses in its core electric generation, distribution and transmission business and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. While the Response Letter is voluminous, it only briefly and misleadingly addresses this focal point of the No-Action Request. The Response Letter claims that the proposal does not "dictate the choice of technologies" when in fact the Proposal's supporting statement makes clear that the strategies and goals required by the Proposal should include quantitative targets for the "use of less water-intensive energy sources such as photovoltaic solar and wind," which would require the Company to significantly alter not only its day-to-day use of various energy sources, but also its generation, distribution and transmission of electric energy, which is fundamental to the Company's primary business. Despite the Response Letter's claims that the Proposal "only requests information at a top-level analysis" and "seeks information on technologies," the Proposal and supporting statement clearly go far beyond mere information seeking with their calls for the Company to adopt certain "strategies and quantitative goals" and amount to a mandate for the Company to significantly overhaul its fundamental business. While the Proposal also calls on the Company to prepare a report to shareholders, the Proposal's aims far exceed a desire for increased disclosure by the Company. The report sought by the Proposal would not give shareholders additional information on the Company's current policies and goals regarding water quality and quantity but rather the Company's progress in implementing the Proposal's far-reaching mandates to alter the Company's mix of energy sources.

As stated in the No-Action Request, the generation of electricity is a complex process that requires the assessment of myriad operational, technical, financial, legal and organizational factors. Decisions related to the mix of resources used to generate electricity are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical and dynamic matters. The decision regarding which technology best suits the Company in generating the electricity it sells and distributes can be made only after a thorough examination of a multitude of factors.

In addition, the Company, through its rigorous environmental programs, including its efforts to beneficially reuse coal combustion waste and to diversify its energy sources has substantially implemented the core goals of the Proposal. The Company, therefore, may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10). While the Proponents may not be satisfied unless the Company entirely overhauls its choice of energy sources in the manner dictated by the Proposal, the Company's dedication to environmental stewardship is clear from the disclosures provided by the Company in its Sustainability Report and regulatory filings both with the SEC and the U.S. Environmental Protection Agency.

For the foregoing reasons and the reasons set forth in the No-Action Request, on behalf of the Company, we request the Staff's confirmation that that it will not recommend to the SEC any enforcement action if the Proposal is omitted from the Proxy Materials.

Akin Gump
Strauss Hauer & Feld LLP

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosures

EXHIBIT A

SANFORD J. LEWIS, ATTORNEY

February 11, 2013

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to FirstEnergy Corp. regarding strategies and goals to reduce risks to water quantity and quality – As You Sow Foundation

Ladies and Gentlemen:

The As You Sow Foundation ("Proponent") together with co-filers Green Century Capital Management and Swarthmore College, has submitted a shareholder proposal (the "Proposal") to FirstEnergy Corporation ("FirstEnergy" or the "Company") seeking strategies and goals to reduce risks to water quantity and quality. I have been asked by the Proponent to respond to the No Action request letter dated January 11, 2013, sent to the Securities and Exchange Commission by Lucas F. Torres of the law firm of Akin Gump Strauss Hauer and Feld, LLP. In that letter, the Company contends that the Proposal may be excluded from its 2013 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

A copy of this letter is being e-mailed concurrently to Lucas F. Torres.

SUMMARY

The Proposal requests that the Company adopt goals and strategies to reduce impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance.

The Company first asserts that the Proposal is excludable as relating to ordinary business, but Staff precedents on similar proposals show this is not excludable under Rule 14a-8(i)(7). The subject matter of the proposal arises from a significant policy issue, the environmental impacts of the Company on water quality and quantity, and, furthermore, the proposal does not seek to micromanage the Company to such a degree that exclusion of the proposal would be appropriate.

The Company also asserts that the Proposal is excludable because the Company has substantially implemented the requests of the proposal. Although the Company has published some information regarding water quality and quantity impacts, it has not published goals or strategies consistent with the guidelines of the Proposal.

Therefore, the Proposal is neither excludable as relating to ordinary business nor as substantially implemented.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

BACKGROUND

The resolved clause and supporting statement of the Proposal state:

RESOLVED
Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT
The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.

The full text of the resolution is included as Appendix 1 to this letter.

ANALYSIS

1. The Proposal is not excludable under the ordinary business exclusion of Rule 14a-8(i)(7).
The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998).

a. The subject matter of the present proposal is a non-excludable social policy issue.

In the present instance, it is clear that the Proposal is not excludable under this standard -- the subject matter of the proposal arises out of the significant policy issues of the Company's environmental impacts on water quality and quantity. Further, there is a substantial nexus of these water impacts to the Company.

The Company has a potent impact on water quality and quantity through its operations. The SEC Staff has stated that matters involving the impact of a company on the environment are not excludable under the ordinary business rule.

The Company asserts that because the requested policy relates to the Company's own water use, it amounts to an intrusion on the Company's ordinary business operations. But the fact that the Company does use large amounts of water and has had to devote significant time and resources to addressing water conservation only demonstrates that it is an appropriate issue for the shareholders to be presenting to the Company.

This is the type of proposal that the Staff indicated would not be excluded under the category of ordinary business in Staff Legal Bulletin 14C:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Among the relevant Staff precedents are many recent shareholder proposals on hydraulic fracturing which were found not to be excludable as ordinary business, e.g., *Chesapeake Energy* (April 13, 2010). These proposals were principally focused on water quantity and quality risks associated with hydraulic fracturing operations.

Also very much in line with the current proposal are the numerous proposals on the "human right to water," on which the Staff has also denied ordinary business exclusions, e.g., *Intel Corporation* (March 13, 2009), *PepsiCo Inc.* (February 28, 2008). These proposals related to establishing policies on the degree to which a company's activities may impinge on the "portability, volume, physical accessibility and affordability of water." As such, they are directly relevant and essentially relate to the same subject matter of protecting water quantity and quality. Since those proposals and the present one arise from the same subject matter of water quantity and quality, the subject matter clearly relates to a transcendent social policy issue which is not excludable as ordinary business.

Appendix 2 to this letter contains a detailed itemization by the Proponent on the many impacts of electric utilities on water quality and quantity, as well as the impact changes in such resources may have on these companies. To summarize very briefly here, the electric power sector is one of the largest users of water in the United States, second only to agriculture. **Thermoelectric power accounts for 41% of total freshwater withdrawals in the United States (190,000 million gallons of water per day), of which 71% goes to fossil-fuel electricity generation alone.**[1] The majority of water withdrawn by fossil-fuel and nuclear power plants is used for cooling power systems and is discharged into rivers and waterways, in many cases carrying pollutants and excess heat, while the remainder is evaporated via steam.

In contrast to the very high water usage by fossil and nuclear facilities, alternative energy sources offer opportunities for decreasing water consumption. Increasing photovoltaic solar and wind power penetration "to 40% of the grid would ... reduce consumptive water use by 11%."[2]

Water scarcity and unpredictability of supply may pose significant risk to electric power operations. According to the U.S. Department of Energy, "water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially

1 http://www.nrel.gov/analysis/workshops/water_connect_workshop.html

2 http://thinkprogress.org/climate/2012/07/02/508879/burning-rivers-how-coal-and-nuclear-are-sucking-up-our-fresh-water/?mobile=nc

difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation." <u>High water temperatures from heat waves may result in reduced power production or shut downs, as power plants exceed the ability of receiving waters to cool discharges.</u>

Some of the worst water quality impacts of the utility sector come from the disposal of coal ash. Coal combustion leads to the creation of over 130 million tons of coal ash, a byproduct that contains arsenic, mercury, lead, and other toxins. Coal ash is the second largest waste stream in the United States. Toxic coal ash became a national concern in December 2008 when a dam broke at a large CCW wet storage pond at the TVA coal plant in Kingston, TN and covered more than 300 acres in eastern Tennessee with coal ash sludge.[3]

A recent review by Earthjustice and Appalachian Mountain Advocates of the coal ash regulation in 37 states, covering over 98 percent of all coal ash produced, made some startling findings:

> **"Our review reveals that most states do not require all coal ash landfills and ponds to employ the most basic safeguards required at household trash landfills, such as composite liners, groundwater monitoring, leachate collection systems, dust controls and financial assurance; nor do states require that coal ash ponds be operated to avoid catastrophic collapse.** In addition, most states allow the placement of toxic coal ash *in* water tables and the siting of ponds and landfills in wetlands, unstable areas and floodplains. When measured against basic safeguards that the U.S. Environmental Protection Agency (EPA) identified as essential to protect health and the environment, state regulatory programs fail miserably to guarantee safety from contamination and catastrophe."[4]

b. The Company's own record demonstrates a very substantial nexus to the issues involved in the Proposal.

FirstEnergy Corporation is one of the nation's largest investor-owned electric utilities, serving over 6 million customers in Ohio (Ohio Edison, The Illuminating Company, Toledo Edison), Pennsylvania (Med-Ed, Penelec, Penn Power, West Penn Power), Maryland, New Jersey (Jersey Central Power & Light), Virginia, and West Virginia. FirstEnergy's generating portfolio is 64% coal, 18% nuclear, 6% natural gas, 2% oil, as well as 10% pumped-storage hydro plants and wind.[5]

i. Risks from Limits on Water Quantity

FirstEnergy relies on coal, nuclear, and gas, the most-water intensive energy sources, for 88% of

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3 http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1

4 Lisa Evans, Michael Becher, and Bridget Lee, "State of Failure," Earthjustice and Appalachian Mountain Advocates, August 2011 (emphasis in original, citations removed).

5 https://www.firstenergycorp.com/content/fecorp/about/generation_system.html

its power generation. The Company operates many of these facilities in Ohio, which last summer faced the most severe drought since 1963[6], and in Pennsylvania, New Jersey, Maryland, and Virginia which were "abnormally dry" in 2012.[7]


U.S. Drought Monitor
July 3, 2012
D0 Abnormally Dry
D1 Drought - Moderate
D2 Drought - Severe
D3 Drought - Extreme
D4 Drought - Exceptional
http://droughtmonitor.unl.edu/
USDA
Released Thursday, July 5, 2012
Author: Rich Tinker, NOAA/NWS/NCEP/CPC

FirstEnergy's plants operate primarily in Ohio, Pennsylvania, West Virginia, and Virginia.

[8]

Ten of FirstEnergy's power plants withdraw water from the Ohio River. In 2012, drought conditions in the Ohio River watershed contributed to flows that were approximately 30% to 50% of normal.[9]

Climate change is expected to exacerbate drought and water shortage challenges. Many of FirstEnergy's facilities also withdraw water from Lake Erie, which is projected to drop almost 1.5 feet due to greater evaporation during the summer and reduced ice cover in the winter induced by climate change.

Analysis from the Union of Concerned Scientists finds that Ohio summers will experience 5% less rain and are likely to be drier because of higher temperatures. Less rainfall is projected to result in decreases in soil moisture, indicating that drought could be more common in Ohio's future.[10] Anticipated warming is also expected to cause river, stream, and lake levels to drop during summer months, further contributing to drought conditions.[11] According to a Natural Resources Defense Council report, Ohio is one of the least prepared states to mitigate for climate

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6 http://www.newsnet5.com/dpp/weather/weather_news/current-drought-in-ohio-most-severe-since-1963#ixzz2IdUY1ii8

7 http://www.sciencedaily.com/releases/2012/07/120705194136.htm

8 http://www.sciencedaily.com/releases/2012/07/120705194136.htm

9 http://www.stltoday.com/business/mississippi-river-runs-low-as-drought-grips-st-louis-region/article_1c2da1c6-cf9b-11e1-962b-0019bb30f31a.html

10 http://www.ucsusa.org/assets/documents/global_warming/climate-change-ohio.pdf

11 http://www.nrdc.org/water/readiness/files/water-readiness-OH.pdf

change risks that include lower water levels in Lake Erie.[12] Indeed, two of the Great Lakes recently hit their lowest water levels ever recorded since record keeping began in 1918.[13]

ii. Risks from Water Temperatures

The year 2012 also saw record heat, which raised water temperatures. Lake Erie achieved above-normal water temperatures in 2012, reaching 80 degrees during the summer peak.[14] Lake Erie is the shallowest of the Great Lakes, and as a result tends to be the first to warm up during the spring. **FirstEnergy Corp's 1,261- MW Perry 1 reactor** in Ohio, which relies on cooling water from Lake Erie, was forced to reduce production in late July to 95% of capacity, down to 63 MW, because of above-average temperatures.[15]

iii. Impacts on Water Quality from Thermal Pollution

Warmer temperatures in Lake Erie and the Ohio River may pose challenges for FirstEnergy to meet thermal discharge permit limits.

iv. Impacts on Water Quality from Toxins and Coal Ash

Coal Ash

FirstEnergy's management of both wet pond and dry landfills exposes the Company to potentially serious risks associated with potential spills, groundwater contamination, or other environmental and health hazards resulting from its coal combustion waste (CCW or coal ash). Two of FirstEnergy's coal ash impoundments, McElroy's Run Embankment (at the Pleasants Power Station) and the Little Blue Run Dam (at the Bruce Mansfield Power Station) were given a "high" hazard potential by the EPA (based on the National Inventory of Dams Criteria). A "high hazard" rating means that in the event breach caused by a failure or mis-operation, the resulting release would probably cause loss of human life.[16] TVA's Kingston pond was also a "high hazard" impoundment. Two coal ash impoundments at the R. Paul Smith Power Station and three at the Bruce Mansfield Power station were given "significant" hazard potential.[17] According to the EPA, "Dams assigned the significant hazard potential classification are those dams where failure or mis-operation results in no probable loss of human life, but can cause economic loss, environment damage, disruption of lifeline facilities, or impact other concerns."[18] Little Blue Run Dam in Ohio and Pleasants Power Station in West Virginia utilize "wet" storage

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12 http://www.nrdc.org/water/readiness/

13 "Two Great Lakes at shallowest levels eve recorded," CBS News, February 6, 2013. (http://www.cbsnews.com/8301-201_162-57567851/two-great-lakes-at-shallowest-levels-ever-recorded/)

14 http://www.goerie.com/article/20120803/NEWS02/308039964/Water-temps-above-normal-across-the-Great-Lakes

15 http://www.businessweek.com/news/2012-07-26/heat-sends-u-dot-s-dot-nuclear-power-production-to-9-year-low

16 Coal Combustion Residues (CCR) - Surface Impoundments with High Hazard Potential Ratings" U.S. Environmental Protection Agency, updated April 2012, available at: http://www.epa.gov/osw/nonhaz/industrial/special/fossil/ccrs-fs/index.htm.

17 http://www.epa.gov/osw/nonhaz/industrial/special/fossil/surveys/index.htm

18 http://www.epa.gov/osw/nonhaz/industrial/special/fossil/coalash-faqs.htm#14

for CCW. This method involves pumping ash-contaminated water into massive ponds contained by earthen dams. Given that the Company controls 10 facilities that rely on coal combustion and states that only two of these utilize wet storage, investors are left to speculate that remaining facilities utilize dry storage.

Little Blue Run

Bruce Mansfield's coal-ash waste has been stored at the 1,300-acre Little Blue Run facility since 1974, when there was no requirement for lining such an impoundment. The Little Blue Run dam is 400 feet tall and covers a surface area of 967 acres.[19] It is at least 30 times larger than the TVA dam that breeched in 2008.[20] Bruce Mansfield produces about 550,000 tons of fly ash and 98,000 tons of bottom ash per year that is sent to the Little Blue Run Dam facility.[21] There have been documented seeps and leakage from Little Blue Run and there is evidence of increased levels of arsenic in wells around the pond.[22]

In March 2012, House of Representative member David McKinley (R-WV) sent a letter to the West Virginia Department of Environmental Protection where he highlights that "my constituents are concerned about seepage" from Little Blue Run and notes that during a visit by his staff they noticed "heavy moisture throughout the neighborhood…[which] leads to my concern that the pump system may not be sufficient enough to correct the problem."[23] McKinley has been a strong supporter of companies reliant on coal and has proposed legislation that would remove the EPA's authority to regulate coal ash; therefore his inquiry is even more noteworthy. According to Earthjustice, the seepage from Little Blue Run has been "clocked at a maximum of 775 gallons per minute, a volume greater than the combined flow from seven fire truck hoses."[24] According to a 2010 report by The Environmental Integrity Project, Earthjustice and the Sierra Club:

> "Discharges to groundwater and surface water from the 1,300-acre 'Little Blue' surface impoundment have exceeded MCLs [maximum contaminate level] for arsenic and other parameters in multiple off-site residential drinking wells (prompting several property buyouts by FirstEnergy), exceeded Pennsylvania Water Quality Criteria (PA WQC)…in Mark's Run and other off-site surface water sources, and pervasively exceeded federal Maximum Contaminate Levels (MCLs) at many on-site groundwater monitoring

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19 Correspondence from Richard Mende, FirstEnergy to US EPA, March 26, 2009, available at: http://www epa.gov/osw/nonhaz/industrial/special/fossil/surveys/first-mansfield.pdf.

20 Brian Bowling, "'High hazard' Ash Basin In Beaver County Called Safe," The Pittsburg Tribune-Review, December 25, 2008

21 David Templeton and Don Hopey, "A Debate over Disposal," Pittsburg Post-Gazette, December 16, 2010.

22 Lockheed Martin, "Assessment of Dam Safety Coal Combustion Surface Impoundment (Task 3) Final Report," February 23, 2010, available at: http://www.epa.gov/osw/nonhaz/industrial/special/fossil/surveys2/bruce-final3.pdf, p 9; David Templeton and Don Hopey, "A Debate over Disposal," Pittsburg Post-Gazette, December 16, 2010.

23 Letter to Secretary Randy Huffman, West Virginia Department of Environmental Protection from Rep. David McKinley, March 8, 2012.

24 Lisa Evans, "Tr-Ash Talk: 'Charleston, We Have A Problem. McKinley's 'urgent" request to view leaks at nation's largest coal ash pond," Earthjustice blog, March 14, 2012.

> wells."[25]
>
> "At least 22 private wells have already been contaminated with CCW pollutants above the primary or secondary MCLs, including the township building's well. FirstEnergy has already purchased several of these contaminated properties and/or supplied the residents thereof with an alternative drinking water supply."[26]

In May 2012, the Environmental Integrity Project and Public Justice filed a lawsuit with FirstEnergy over the Little Blue Run coal ash impoundment, alleging widespread pollution of local groundwater, unsafe disposal practices, "and failure to report discharges of toxic pollutants from the impoundment over the past five years."[27] In December 2012, a federal judge approved a consent decree filed by the Pennsylvania Department of Environmental Protection (DEP) that required FirstEnergy to close the impoundment by 2016. In the decree, which was filed in July 2012, the DEP stipulated that it had found sulfates, calcium, and chlorides in water around the impoundment. The consent decree also fined the Company **$800,000** and gave FirstEnergy until March 31, 2013 to submit a closure plan.[28]

According to news reports, FirstEnergy announced it would ship coal combustion by-products produced by the Bruce Mansfield power plant in Shippingport, Beaver County, **to an existing unlined ash disposal site** in LaBelle, Fayette County, owned by Matt Canestrale Contracting Inc.[29]

In December of 2012, the Environmental Integrity Project, on behalf of the local Little Blue Regional Action Group (LBRAG), sent a notice of intent to sue to FirstEnergy after discovering new evidence suggesting there are unhealthy levels of pollutants in Mill Creek. Water samples collected downstream of where water from Little Blue Run enters Mill Creek revealed concentrations of arsenic and other pollutants at levels that exceed state and federal water quality standards. According to Lisa Widawsky Hallowell, an attorney for the Environmental Integrity Project, **"The numbers we found for several pollutants ... show that the levels are high enough that they could pose a substantial hazard to human health or the environment in violation of FirstEnergy's NPDES permit."** According to Widawsky, "If they violate the terms

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25 Jeff Stant, "In Harms Way: Lack of Federal Coal Ash Regulations Endangers Americans and Their Environment," Environmental Integrity Project, Earthjustice and the Sierra Club, August 26, 2010, p. 161.

26 Jeff Stant, "In Harms Way: Lack of Federal Coal Ash Regulations Endangers Americans and Their Environment," Environmental Integrity Project, Earthjustice and the Sierra Club, August 26, 2010, p. 166.

27 http://www.platts.com/RSSFeedDetailedNews/RSSFeed/Coal/6337135

28 http://www.timesonline.com/news/local_news/firstenergy-abandons-little-blue-run-replacement/article_e6790af2-c46e-56b9-986a-04f6061fc49e.html

29 http://ohiocitizen.org/category/energy/coal/coal-ash-coal-2/

of the consent decree, we can tell the judge that they're in violation of this legal document. It has a little more weight."[30]

Toxic Discharge
FirstEnergy has been involved in several instances where its plants have discharged pollutants that violated the Clean Water Act (CWA). In 2012, EPA filed a notice of a proposed Consent Agreement and Final Order (CAFO) against FirstEnergy Generation Corp. for violations of the Clean Water Act by discharging oil into or upon navigable waters of the United States in harmful quantities, and by failing to maintain and implement a Spill Prevention Control and Countermeasure Plan that complies with all requirements of 40 C.F .R. Part 112. To resolve these allegations, FirstEnergy agreed to pay $41,667 in civil penalties, complete a supplemental environmental project to protect the environment and public health, donate 59.99 acres of land nearby Lake Erie in North Kingsville, Ohio for permanent protection and preservation. According to the EPA, the Company will receive $135,833 in penalty mitigation for the SEP, bringing the total settlement value to $177,500.[31]

Albright Coal Ash Facility
FirstEnergy Corp's subsidiary Mon Power has settled a lawsuit by the Sierra Club, the West Virginia Highlands Conservancy and the West Virginia Rivers Coalition over alleged arsenic pollution from its Albright coal ash facilities in West Virginia's Preston County. The lawsuit claims the utility should be fined nearly $9.4 million for federal Clean Water Act violations that are harming three species of trout and recreational streams that flow into the Cheat River.[32]

c. The Proposal does not micromanage the Company's business.

The Proposal asks the Company to establish strategies and goals on reducing its risks to water quality and quantity, and to provide a report to shareholders on progress towards these goals. The supporting statement provides a few areas needing specific attention at this Company - areas in which the Company has failed to provide reporting. Numerous proposals have requested a similar level of detail in requested reports, and found not to entail ordinary business or micromanagement.

As such, the Proposal does not micromanage the choices that the Company makes but only requests information at a top-level analysis, appropriate for shareholders to be scrutinizing. Nor does it dictate the choice of technologies. It seeks information on technologies, but in doing so it relates directly to the significant policy issue at hand.

An example cited by the Company, *WPS Resources* (February 16, 2001) exemplifies well

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30 http://www.morningjournalnews.com/page/content.detail/id/544969/Group--FirstEnergy-disposal-practices-violate-standards.html?nav=5019

31 http://www.epa.gov/region5/publicnotices/cwa-05-2013-0005/index.html

32 http://www.huffingtonpost.com/2012/05/01/firstenergy-lawsuit-west-virginia-settlement_n_1468098.html

another kind of proposal that intrudes into ordinary business by becoming prescriptive and overstepping the boundary of issues more appropriate for management to resolve. That proposal, found to be excludable as ordinary business, asked the company "to consider developing some or all of the following":

> 1) A plan to identify chronic high outage service areas and to effect remedial actions as quickly as possible to restore reliable electric service for the respective customers.
> 2) A plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a net metering) policy in a customer friendly format and deploy such documentation on the company's website in an readily obvious manner.
> 3) A plan to improve the overall energy efficiency of existing commercial and industrial customers by leveraging PSC/W Rule: 1-AC-183 to construct new cogeneration capacity.
> 4) A plan to improve the overall energy efficiency of private and public sector building customers by deploying small-scale cogeneration technologies.
> 5) A plan to improve the overall energy efficiency of customers by deploying off peak powered phase change air conditioning technologies.
> 6) A plan to develop a joint venture to manufacture small-scale cogeneration technologies within Wisconsin.
> 7) A plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin.
> 8) A plan to abandon the Arrowhead-to-Weston venture and withdraw the associated application for a CPCN currently before the PSC/W.

The Company also cites a series of Staff precedents on choice of process and technologies; again, those cases involved efforts to drive specific technology decisions that were not otherwise related to significant policy issues.

The Company also cites irrelevant proposals requesting that a company make **particular** products or services available, which were found to be excludable. See for example, *Dominion Resources, Inc.* (February 3, 2011) (a shareholder proposal requesting that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation was excludable). Also, *Marriott International* (March 17, 2010) requesting the installation of low flow shower heads in its hotels, which was micromanaging in its specificity. By contrast, in the present Proposal, there is no overreaching into ordinary business or into micromanagement.

2. The Company has not substantially implemented the Proposal.

The Company asserts that the Proposal is substantially implemented based on its sustainability report and other disclosures. The resolved clause of the Proposal requests that the Company adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and report to shareholders on progress toward achieving those goals.

The Company's claim that its existing environmental initiatives and disclosure efforts "substantially implement" the guidelines and the central objective of the Proposal is unfounded.

The Proposal requests first of all that the Company adopt goals and strategies on reducing the risk to water quality and quantity, and then that the Company report to shareholders on them. One can only evaluate the extent to which the Company has adopted goals and strategies by reviewing the disclosures the Company has pointed to, or provided in its SEC reply letter. It is clear that the Company has not substantially implemented the requests of the Proposal.

The vast majority of the activities the Company describes are not activities "above and beyond regulatory compliance." There are few if any quantitative goals described. There is very little information about concrete strategies that the Company is deploying to reduce its risks to water quality and quantity.

The Proponent and its co-filers would expect at minimum, a description of short- and long-term goals for reduction of risks to water quantity and quality - not focusing on regulatory compliance but on goals that go "beyond regulatory compliance." Moreover, one would expect a description of the strategies the Company is deploying to achieve those goals. The Company has certainly not addressed the request for such goals or strategies.

These goals could be either quantitative or qualitative. An example of a quantitative goal would be "reduce water withdrawal by X% over 2005 levels by 2014". An example of a qualitative goal could be "complete a water use inventory at all sites and create a plan for water use reduction."

The supporting statement further clarifies the intent of the Proponent for the strategies and report to encompass certain issues, including targets for reducing water use, thermal impacts on receiving waters, use of less water intensive energy sources, numbers of CCW sites with various EPA hazard ratings, and numbers of notices of violation related to CCW sites, categorized by severity.

Coal combustion waste, or the byproduct from burning coal, contains potentially high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks and pollution control equipment. The toxins in CCW have been linked to cancer, neurological damage, reproductive failure, organ failure, and other serious health problems as well as widespread damage to ecosystems.[33] As a result, problems related to the disposal of coal ash have the potential to affect the Company's bottom line. It is therefore critical that investors have sufficient information to determine if FirstEnergy is effectively managing the inherent risks.

In its response letter, the Company attempts to assert that substantial implementation can be found in its voluntarily-created Sustainability Report and legally required reporting to the EPA in 2009 on two coal combustion byproduct disposal dams and reservoirs. The Sustainability Report describes the percentage of CCW that is beneficially reused (35%) as opposed to disposed in

33 U.S. EPA, "Steam Electric Power Generating Point Source Category: Final Detailed Study Report," October 2009, Page 6-2, 6-3.

landfills and impoundments (65%) (Sustainability Report, page 16). This is helpful information on what the Company has done so far to reduce impacts on water quality. But this is not accompanied by any specifics on how the Company is effectively managing the risks inherent to CCW nor details providing a forward-looking strategy to shift these quantitative targets, or reduce the production of CCW altogether, stating only that the Company "continues to look for new recycling opportunities." Such a statement hardly arises to the level of a "strategy." Because it lacks further forward-looking strategies and goal setting, this Sustainability report that the Company puts forward as implementation actually exemplifies the very ***lack*** of disclosure the Proponent seeks to address.

The Sustainability report also does not address the requests related to CCW in the supporting statement – numbers of CCW sites with various EPA hazard ratings, or the numbers of notices of violation received related to CCW sites, categorized by severity.

FirstEnergy's other environmental disclosures, such as its Form 10-K, focus mainly on compliance with regulations and litigation related to water quality. The Company does not describe forward-looking strategies or goals related to water quantity and quality management above and beyond regulatory compliance, but instead focuses on strategies that are part of its regulatory compliance program.

Examples of strategies above and beyond regulatory compliance would include CCW reduction, water use reduction, and the development of less water-intensive energy generation, such as photovoltaic solar and wind power. Any of these might contribute to the Company's water risk mitigation planning; the Proponent seeks further disclosure on these topics to enable investors to evaluate the Company's progress in water risk mitigation.

a. The Company fails to disclose its strategy for reducing risk to the available quantity of water, including water needed for continued operation of certain generating plants.

As stated in FirstEnergy's Form 10-K filing, "climate change could affect the availability of a secure and economical supply of water in some locations, which is essential for continued operation of generating plants" (10-K, page 38). In spite of such recognition, FirstEnergy's only reported method of reducing the amount of water required for cooling at its power plants is the installation of cooling towers. However, the Company does not even describe any strategies or goals related to these cooling towers, for instance whether they intend to expand beyond 70% of the electricity they generate having cooling towers.

In contrast to FirstEnergy's limited disclosure, FirstEnergy's competitors have recognized that water availability is an important risk and have developed and disclosed their *risk mitigation strategies* regarding water quantity, in so doing giving better articulated examples of what water quantity strategies can look like:

- Exelon reports, "seasonal variations of temperature and river flow rate could potentially limit water intake needed by the Limerick nuclear plant. To address these limitations, Exelon collaborated with numerous regulatory agencies and environmental stakeholders to develop a *flow augmentation alternative* that allows mine water to be used to supplement flow in the Schuylkill River, allowing the plant to continue to use the Schuylkill rather than the Delaware River as its primary source. This project is in the last year of a 7-year pilot and has demonstrated that mine water can be a viable option. It has been administratively extended pending final approval of the amended and combined Delaware River Basin Commission docket." In 2009, the company completed a water inventory to identify water use in support of developing plans to reduce consumptive water use where cost-effective and practical and is currently developing metrics at the facility level.

- Entergy formed a Water Peer Group in 2002 - with formal charter in 2005 and representing experts across business sectors - to develop strategies to manage water issues. The Water Peer Group works with the U.S. Business Council for Sustainable Development on projects in the Mississippi Valley. They also disclose net water use for cooling for the previous 5 years.

b. The Company fails to disclose quantitative goals employed to reduce the Company's risks related to water quantity.

The Company's only quantitative measurement for reduced risk related to water quantity is that 70% of the electricity generated is equipped with cooling towers, which reduce water consumption by 90% (Sustainability Report, page 6). The Company has not even disclosed any goals related to those towers, such as adding towers to other facilities.

More importantly, FirstEnergy fails to indicate whether or not it has set any quantitative goals to reduce its water withdrawal requirements or overall water consumption.

In contrast to FirstEnergy's limited disclosure, FirstEnergy's competitors have recognized that water availability is an important risk and have developed **quantitative goals** for water reduction. For example:

- APS has a voluntary internal water reduction goal and metric for owner-occupied, non-generation facilities to reduce the number of gallons of water used annually by at least 3 percent per year each 100 years through 2013. Plants are in water stressed regions and the APS Water Resource Management team is tasked with managing present water resources and planning for a reliable, economic and sustainable future. Creating a strategy to support those goals requires balancing the need for reliability with the goal of using renewable and reclaimed supplies wherever possible. They disclose water consumption statistics for the past 5 years. They discuss water management in their 2011 financial filings, including making the explicit link between climate change and water availability.
- PG&E has a goal to reduce water use by 20% by 2014 from its 2009 baseline. They

report to the CDP water survey, and disclose extensive water use statistics by facility, trended for the past three years. They are also making investments to improve the water efficiency of their operations, as well as assisting customers to reduce their water use. The Company discloses potential risks of decreasing snowpack on water availability in its financial filings.

c. The Company fails to disclose a baseline of hazard information regarding its CCW sites, as requested in the Proposal.

The supporting statement specifically mentions the need for disclosure by the Company of the hazard categories of its coal ash sites.

The EPA reporting mentioned in the Company's Response Letter was conducted in 2009, and reported on two coal ash impoundments only. Presently, two of FirstEnergy's coal ash surface impoundments have been given a "high" hazard potential by the EPA (based on the National Inventory of Dams Criteria). A "high hazard" rating means that in the event of breach caused by a failure or mis-operation, the resulting release would probably cause loss of human life. These two impoundments are McElroy's Run Embankment (at the Pleasants Power Station) and the Little Blue Run Dam (at the Bruce Mansfield Power Station).[34] Two coal ash units at the R. Paul Smith Power Station and three at the Bruce Mansfield Power station were given "significant" hazard potential, indicating that "failure or mis-operation results in no probable loss of human life, but can cause economic loss, environment damage, disruption of lifeline facilities, or impact other concerns." This type of information as well as risk mitigation plans should be readily available for investors since these sites may pose significant risk to shareholder value.

Furthermore, other sector peers, most notably Southern Company, provide this level of disclosure. Therefore, FirstEnergy is failing to meet the emerging best practice in this area. In its comprehensive and thorough coal combustion byproducts report, Southern Company provides investors with detailed information on how it is managing the potential risks to shareholder value associated with coal combustion. Most notably, the company provides a very helpful chart listing Southern's coal ash ponds by plant, and it provides the hazard potential classification, impoundment rating, EPA inspection recommendation(s) and completion status or actions taken.[35] Information on the EPA hazard potential classification is available through other sources but without an organized chart such as the one provided by Southern Company, it is impossible for shareholders to effectively gather and assess this information.

d. The Company fails to comprehensively disclose the number and potential financial impacts of the Company's accrued notices of violation related to coal combustion sites.

The supporting statement specifically mentions the need for disclosure of notices of violation

34 http://www.epa.gov/wastes/nonhaz/industrial/special/fossil/ccrs-fs/index.htm

35 http://southerncompany.com/planetpower/pdfs/ccbrp.pdf

associated with coal combustion sites.

Several FirstEnergy sites are the subject of federal enforcement action for violations that harm water quality. While the Company does provide some limited disclosures in its 10-K report, the Company does not disclose which of its sites are subject to pending enforcement actions, or provide shareholders with any information about the severity of violations as requested by the Proposal. This information should be readily available and the Company should indicate to investors how the Company intends to address violations at its CCW impoundment sites or other sites that harm water quality, to allow investors to evaluate the Company's approach to water risk management and benchmark progress in addressing water risks.[36]

The risk this lack of disclosure poses to investors is best demonstrated by the fact that FirstEnergy received notification that environmental groups intended to sue the Company for its violations of the Clean Water Act and the Pennsylvania Clean Streams Law at the Little Blue Run dam in December 2012.[37] The intent to sue finds "FirstEnergy has violated, is currently violating, and will continue to violate the CWA [Clean Water Act] and CSL [Clean Streams Law] at its Little Blue Run Coal Ash Surface Impoundment. FirstEnergy has discharged, and continues to discharge, arsenic, boron, molybdenum, and selenium in quantities or concentrations 'that may cause or contribute to an impact on aquatic life or pose a substantial hazard to human health or the environment,' in violation of its NPDES [National Pollutant Discharge Elimination System] permit, the CWA, and the CSL."[38] This suit clearly indicates that better disclosure is necessary for investors to effectively determine how the Company is managing the risks associated with potential contamination from coal combustion waste.

e. The Company fails to disclose its strategy for reducing actual or potential risks to water quality, both from CCW and from other operational practices.

Given the discussion in the Proposal regarding coal combustion waste, it seems particularly important for the Company to provide investors with sufficient information to enable them to determine whether the Company has a "beyond compliance" strategy to properly manage the risks it poses to water quality, including activities related to its CCW storage, management, and disposal practices, as well as its other activities that threaten water quality.

As described above, the lack of information in FirstEnergy's SEC filings, website or other public documents leads shareholders to request additional information on the efforts the Company is taking to mitigate risks associated with CCW. Given the risks associated with wet and dry coal ash management, which could impact shareholder value, it is necessary for the Company to provide more information on the protections it employs to limit the environmental and health

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36 For example, FirstEnergy is party to a Proposed Consent Agreement and Final Order resolving litigation brought by EPA for an illegal release of oil from FirstEnergy's Bay Shore facility in Oregon, Ohio, into Lake Erie. Proposed CAFO is available on the U.S. EPA Region V Public Notices website, http://www.epa.gov/region5/publicnotices/cwa-05-2013-0005/index.html.

37 http://www.environmentalintegrity.org/news_reports/documents/20121220FINALLBRSupplementalNOIwattachments.pdf

38 http://www.environmentalintegrity.org/news_reports/documents/20121220FINALLBRSupplementalNOIwattachments.pdf

hazards associated with CCW and related liability.

Currently the Company has provided only a superficial discussion of its coal combustion waste management processes and very little discussion of the relative risks and risk reduction methods. The Company describes even less on strategies or goals that go above and beyond regulatory compliance.

While the Company is preparing a closure plan for the Little Blue Run impoundment under a consent decree, little information is available regarding how the Company is planning to reduce impacts on water quality from its other coal ash facilities. First Energy's public documents provide no information on the strategies to reduce impacts on water quality from all of its coal combustion waste facilities beyond regulatory compliance.

Here also the Company's limited disclosures fall short of sector peers:

- Duke Energy provides detailed information on each coal fired power plant, including its location and whether the bottom and fly ash at each facility are handled wet or dry. Furthermore, it lists the facilities that were designated "high hazard potential" by the EPA.

- MDU Resources provides information on the size and depth of each of its ponds along with the type of liner and a detailed discussion of its groundwater monitoring protocols at each facility.

- Consumers Energy provides an overview of its facilities that handle CCW that includes information on the liners used, and plans to comply with environmental requirements among other information.[39]

f. The Company fails to disclose quantitative goals employed to reduce actual or potential impact on water quality.

FirstEnergy fails to disclose whether or not it has established quantitative goals to reduce the Company's impacts on water quality.

g. The Company fails to disclose its strategy or goals for thermal impacts on water quality.

FirstEnergy's existing disclosure fails to address goals and measurement regarding thermal impacts on receiving waterways. While the Company utilizes cooling towers and has permits for each of its plants to discharge water, the Company fails to reveal any strategy for heading off risks associated with heat waves that may raise river temperatures and in impacting their ability

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39https://www.consumersenergy.com/uploadedFiles/CEWEB/OUR_COMPANY/Corporate_Social_Responsibility/The_Environment/coal-combustion-byproducts-management.pdf?n=3986 to meet temperature limits, cause shutdowns or reduced output. This has already proven to be a substantial issue for many companies, as warming water has caused them to have to reduce power output, at the very time of year when demand is heightened by seasonal air conditioner usage.

h. The Company does not disclose how renewable energy expansion is affecting its risks to water quality and quantity, and what role it plays in strategies and quantitative goals for reducing impacts on water.

The Company notes in its sustainability report that, largely as a result of its acquisition of Allegheny Energy, the amount of renewable energy capacity in its fleet has grown to "1,800 MW of renewable hydroelectric and pumped-storage generation." The Company also notes that "we are working to expand our use of renewable energy and energy storage to further decrease our CO2 emission rate." In contrast, a report fulfilling the guidelines and essential purpose of the Proposal would address the Company's goals for renewable energy, and be more clearly articulated strategy, that includes the role of renewable sources in reducing its water quality impacts aside from its greenhouse gas emissions.

Also, the Company's assertions in its sustainability report that it is "dedicated" to meeting Ohio's goal of reducing electricity usage by 22.2 percent by 2025 and reducing peak demand by 7.75 percent by 2018 are seemingly contradicted by the Company's recent efforts to oppose those state goals (enacted into Ohio law in 2008, SB 221), by making efforts to freeze them at 2012 levels. While the Company has engaged in some reporting on the diversity of its energy portfolio, the Company's existing reporting appears to be materially misleading on precisely the subject matter of the report. Therefore the report in question cannot be substantially implemented on this point, *Chesapeake Energy* (April 13, 2010). The Company cannot be said to substantially implement the Proposal because, in our opinion, **the Company's published information in its sustainability report appears to contain materially false and/or misleading statements and omissions with respect to energy efficiency and renewables. While it asserts it is "dedicated" to meeting long term energy efficiency and renewable goals, in reality it has been lobbying to freeze those goals at 2012 levels.**

In Ohio, the Company has struggled to meet the energy efficiency mandate[40] and has pursued compliance strategies that put the Company at risk of financial penalties for noncompliance. The Company, alone among Ohio electric utilities, was unable to save enough energy to comply with Ohio's energy efficiency mandates in 2009[41] and 2010.[42] The Company was able to comply in 2011, but only by relying substantially on "retroactive incentives" for large customers' past energy efficiency efforts.[43] Retroactive incentives allow utilities to give rebates to customers for

40 See Ohio Revised Code Section 4928.66.

41 See Public Utilities Commission of Ohio, Case No. 09-1004-EL-EEC, et al.

42 See Public Utilities Commission of Ohio, Case No. 11-126-EL-EEC, et al.

43 50% of the Company's actual, annualized energy savings in 2011 were from large customers' independent efforts, rather than the Company's proactive efforts to save energy. See Public Utilities Commission of Ohio, Case No. 12-1534-EL-EEC, et al., Application, Appendix A, Page 2.

prior energy efficiency investments that had already taken place. While this may be *legal* it is an indication that the Company is not really implementing comprehensive energy efficiency programs, which does not position it well compared to its peer utilities in Ohio.

The Company claims in its public sustainability report that it is "dedicated to meeting Ohio's mandated goals to reduce electricity usage 22.2 percent by 2025 and peak demand 7.75 percent by 2018" (*Sustainability Report*, page 12). However, the Company's actual strategy in 2012 for addressing the energy efficiency mandate – not shared with investors to our knowledge, and certainly not reported in its sustainability report– is removing or substantially weakening the mandate itself.

Todd Schneider, a spokesman for the Company, acknowledged that FirstEnergy "had been circulating a form letter to business customers aimed at convincing state policymakers that a groundswell of opposition to the efficiency mandates had developed. Addressed to Gov. John Kasich and copied to top lawmakers, the letter urges the efficiency mandates be frozen at 2012 levels."[44] It is unclear how the Company can remain "dedicated" to meeting the 22.2% reduction by 2025 while at the same time circulating a form letter that requests efficiency standards be frozen at 2012 levels.

The above evidence seems more than sufficient to demonstrate that be Company has not substantially implemented the request for a report that accurately portrays the role that it believes renewable energy and energy efficiency strategies may play in its efforts to reduce risk to water quality and quantity. Its statements that it is "dedicated" to energy efficiency goals seem contradicted by other actions. A complete and accurate report should not omit discussion of the Company's apparent efforts to undermine those goals.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7) or Rule14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

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http://dis.puc.state.oh.us/TiffToPDf/A1001001A12E15B71659C09862_3.pdf

44 "FirstEnergy halts its challenge to efficiency mandates, for now," Cleveland.com, November 28, 2012.

http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_halts_its_challeng.html)

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc:
Corinne Bendersky, As You Sow
Lucas F. Torres

APPENDIX 1
THE PROPOSAL

Set Goals to Reduce Water Risk

WHEREAS
Water and energy are inextricably linked. Thermoelectric generation requires access to adequate water at sufficiently low temperatures. Coal combustion waste (CCW), if improperly managed, could result in water contamination. Less water-intensive energy sources such as photovoltaic solar and wind, and energy efficiency and water conservation programs, are strategies that can reduce water risks.
According to Department of Energy (DOE), "Water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."
Climate change is expected to exacerbate water shortages. According to DOE, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability by season. As currently designed, power plants require significant amounts of water, and they will be vulnerable to fluctuations in water."

Coal and nuclear are the most water-intensive generation sources. FirstEnergy's generation portfolio is 64% coal and 18% nuclear. Many of its plants utilize once-through cooling technology that requires high water flow volumes. Some plants have cooling towers, which result in higher water consumption.

Heat waves can raise surface water temperatures and force reduced production or shut down. Water withdrawals must be cool enough to effectively cool plants; also, as temperatures of surface waters rise, nuclear plants can be forced to reduce energy output to curtail thermal impacts. A heat wave in August 2010 forced Tennessee Valley Authority to decrease power generation at three nuclear facilities, costing approximately $10 million in lost power production. FirstEnergy operates in the Midwest, which experienced drought and record heat in 2012. Extreme heat in Ohio forced FirstEnergy to slow output at its Perry nuclear plant.

FirstEnergy's coal reliance poses potential water contamination risks from CCW disposal. CCW is a by-product of burning coal that contains arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks. Throughout the industry, CCW is often stored in landfills, impoundment ponds or abandoned mines.

RESOLVED
Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality, above and beyond regulatory

compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT

The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.

APPENDIX 2
THE SIGNIFICANT POLICY ISSUE: IMPACT OF ELECTRIC UTILITIES ON WATER QUALITY AND QUANTITY

Risks to water quantity and quality represent a significant policy issue for electric utilities.

Thermoelectric power plants, including coal, nuclear, and natural gas, depend heavily on access to adequate quantities of fresh water at sufficiently low temperatures as inputs to generate steam that drives turbines and to cool power systems. The electric power sector is one of the largest users of water in the United States, second only to agriculture. Thermoelectric power accounts for 41% of total freshwater withdrawals in the United States (190,000 million gallons of water per day), of which 71% goes to fossil-fuel electricity generation alone.[45] The majority of water withdrawn by fossil-fuel and nuclear power plants is used for cooling power systems and is discharged into rivers and waterways, in many cases carrying pollutants and excess heat, while the remainder is evaporated via steam.

According to a report by the River Network,

> Coal is the single largest consumer of water resources: A MWh of electricity generated by coal withdraws approximately 16,052 gallons and consumes approximately 692 gallons of water. On average (a weighted average taking into account the current mix of cooling technologies being used at coal plants in the U.S.), coal-fired electricity requires the withdrawal of approximately 13,515 gallons and the consumption of 482 gallons of water per MWh for cooling purposes.
>
> Similar to coal-fired power plants, nuclear power plants traditionally operate with single-cycle cooling technologies, which are systematically more water intensive than all other thermodynamic cooling technologies. Additionally, because nuclear fission is less thermodynamically efficient than the combustion of coal, the water required to generate nuclear power is slightly greater than that of coal-fired power. Nuclear power plants "(withdraw) approximately 14,881 gallons and (consume) 572 gallons of water per MWh."

Alternative energy sources offer opportunities for decreasing water consumption. Increasing photovoltaic solar and wind power penetration "to 40% of the grid would … reduce consumptive water use by 11%."[46]

Recent drought conditions and heat waves, as well as unusual weather patterns over the past

45 http://www.nrel.gov/analysis/workshops/water_connect_workshop.html

46 http://thinkprogress.org/climate/2012/07/02/508879/burning-rivers-how-coal-and-nuclear-are-sucking-up-our-fresh-water/?mobile=nc

several years suggest that extreme weather will continue and climate change is expected to intensify the level of severity. Limits on large quantities of sufficiently cool water available for power plants and heightened scrutiny on discharged water will expose electric power utilities to increasing water-related physical, regulatory, and legal risks that may force utilities to reduce power production or shut down power plants altogether which impair operations and revenue, posing material financial risk to shareholder value. Investors believe that companies should understand their exposure to water-related issues and develop plans with goals and strategies to mitigate these important risks. That is why 470 investors representing $50 trillion in US assets formally supported the 2012 Carbon Disclosure Project Water Disclosure information request. The questionnaire is intended to help investors better understand the business risks and opportunities related to water issues and be able to evaluate companies' ability to operate successfully in a water-constrained world.[47] FirstEnergy declined to participate in the CDP Water Questionnaire. Therefore shareholders filed a proposal asking the Company to address water-related risks via a report that explores the Company's strategies and goals to reduce risks to water quantity, water temperature, thermal discharges, and pollution from coal ash.

1. Water availability represents a critical vulnerability for our energy sector.

Water scarcity and unpredictability of supply may pose significant risk to electric power operations. According to the U.S. Department of Energy, "water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."

Over the past decade, concerns about the risks to electric power providers from drought have grown and the uncertain impacts of climate change have heightened these concerns. According to the DOE's Climate Change Science Program, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability of water, and they will be vulnerable to fluctuations in water."

The year 2012 saw the nation's most widespread drought in 60 years, stretching 29 states. At the peak of the drought, the U.S. Drought Monitor map showed that 63.86% of the United States was facing moderate to exceptional drought conditions.[48] According to the NY Times, "water problems become energy problems that are serious enough to warrant high level attention" and "trends suggest that this water vulnerability will become more important with time."[49]

Investors are concerned that water shortages due to droughts may result in reduced power production or full shut down, leading to material financial risk to shareholder value. Droughts have impacted several of FirstEnergy's peers:

47 https://www.cdproject.net/CDPResults/CDP-US-Water-Report-2012.pdf

48 http://droughtmonitor.unl.edu/

49 http://www.nytimes.com/2012/07/24/opinion/will-drought-cause-the-next-blackout.html

- **Entergy's Vermont Yankee nuclear power plant** near Brattleboro had to limit output four times in July 2012 because of low river flow and heat. Production was reduced to 83% of capacity at one point.[50]
- **Southern Company** reported a $200 million loss from hydroelectric power generation dropping by 50% during the 2008 drought.
- The **Tennessee Valley Authority** lost a third of nuclear capacity due to drought conditions in August 2008. **The Company reported a net loss of $17 million for Q1 2008.**[51] All three Browns Ferry reactors in Alabama were idled to prevent overheating of the Tennessee River.

2. <u>High water temperatures from heat waves may result in reduced power production or shut downs.</u>

When a heat wave raises river temperatures, power plants may not achieve sufficient cooling to meet permit limits, and may be forced to reduce power output or shut down. High water temperatures have forced a number of power plants to reduce production or acquire waivers to operate with cooling water above regulated temperatures.

Nuclear plants are particularly vulnerable to conditions where river temperatures are too hot to sufficiently cool plants. US nuclear-power production dropped to its lowest season levels in the summer of 2012 as drought and heat waves forced operators from Ohio to Vermont to reduce output.[52]

- Two reactors at **Dominion**'s Millstone Power Station near New London, CT were forced to shut down in August 2012 when the temperatures in the Long Island South were too hot to cool the facility.
- **Exelon**'s Braidwood Generating Station, a nuclear plant southwest of Chicago, Illinois, received permission from NRC in July 2012 to operate after temperatures in its cooling pond increase above the plant's 100° permit.[53]
- During the 2003 heat wave in France responsible for approximately 15,000 deaths, 17 nuclear reactors had to reduce power output because of the high temperatures of cooling water.

---

50 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

51 http://www.local8now.com/news/headlines/15555207.html

52 http://www.businessweek.com/news/2012-07-26/heat-sends-u-dot-s-dot-nuclear-power-production-to-9-year-low

53 http://green.blogs.nytimes.com/2012/08/13/heat-shuts-down-a-coastal-reactor/; http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

3. Compliance with thermal discharge permits will become more challenges as river temperatures rise.

Thermal pollution is the degradation of water quality by processes that change the ambient water temperature. When water used for cooling power systems is returned to the water body at a higher temperature, the change in temperature may cause a decrease in oxygen supply and/or impacts to ecosystems and aquatic life. U.S. regulations limit the temperature of water discharged by power plants. In order to mitigate the impacts of thermal pollution to aquatic life, regulations require utilities to either shut down or apply for provisional variance permits to discharge waters at higher temperatures. If the water body is already warm because of low levels or heat waves, the discharged water could raise the downstream temperature above accepted levels. If a plant is not shut down in those situations, the hot discharge can cause algae blooms, reduce dissolved oxygen in the water, and threaten aquatic life. There have been many recorded instances of reduce production or shutdowns due to thermal pollution concerns in the U.S. and in Europe.

- **Illinois**: A rash of coal and nuclear plants sought and received from the state "thermal variances" to let them to discharge hotter water than their permits allow, even amidst extensive heat-related fish kills.[54]
- **Southeast U.S., July, August 2011**. The TVA reduced power at Browns Ferry to stay within discharge limits. At one point, all three of the reactors cut output to about 50 percent. Had the plant been operating at full capacity, the downstream temperature on the Tennessee River would have exceeded the 90-degree limit.[55]
- **Illinois, Minn., July 29 to Aug. 2, 2006**. The Prairie Island (Minn.) plant had to reduce output by 54 percent. The Quad Cities, Dresden and Monticello plants in Illinois also cut power to moderate water discharge temperatures.[56]
- **Michigan, July 30, 2006**. The Donald C. Cook reactors in Michigan were shut down during a severe heat wave because temperatures in a containment building exceeded the regulatory limit of 120 degrees.[57]

4. Impact on Water Quality from coal ash facilities

Coal combustion leads to the creation of over 130 million tons of coal ash, a byproduct that contains arsenic, mercury, lead, and other toxins. Coal ash is the second largest waste stream in the United States. Coal ash contains high concentrations of arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks by pollution control equipment. The toxins in coal ash

54 http://blog.ucsusa.org/if-you-cant-take-the-heat-how-summer-2012-strained-u-s-power-plants/

55 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

56 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

57 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

have been linked to cancer, neurological damage, reproductive failure, organ failure, and other serious health problems as well as widespread damage to ecosystems.[58] The failure to properly manage coal ash can expose utilities to significant financial, litigation, operation, reputational, and regulatory risk. An increasing number of studies and reports underscore that current practices for storing, managing, reusing, and disposing of coal ash are insufficient to protect human and environmental health, and to protect utilities from financial and regulatory risk. Coal ash is stored in ponds, landfills, and abandoned mines – but current regulations for managing coal ash disposal are less consistent than the regulations for household trash.[59]

Toxic coal ash became a national concern in December 2008 when a dam broke at a large CCW wet storage pond at the TVA coal plant in Kingston, TN and covered more than 300 acres in eastern Tennessee with coal ash sludge.[60]

This event demonstrates many of the financial, litigation, operational and reputational risks companies such as FirstEnergy which are responsible for these massive ponds of coal ash face in the event of a dam breech.

- FINANCIAL: TVA estimated total cleanup costs at up to $1.2 billion.[61] The Company has committed to spending $43 million on economic development projects in Roane County, where the spill took place, and has also spent $40.2 million buying out individual homeowners in the area surrounding the plant.
- LITIGATION: TVA is also facing significant litigation costs as a result of the spill. Since December 2008, at least 57 lawsuits representing more than 560 individual plaintiffs have been filed against the utility claiming property damage, health problems, and other damages as a result of the spill.[62]
- OPERATIONAL: The TVA spill could have significantly impacted the Company's operations. Though the Kingston plant was able to regain partial functionality by storing its coal ash in its other two ponds, many facilities are faced with having only one storage pond and would therefore be forced to shut down in the event of a spill.
- REPUTATIONAL: According to Power Magazine, the spill means "a black eye for TVA's reputation that will take years to heal."[63] In addition to the significant water pollution caused by the spill, respiratory threats can pose significant health risks to surrounding communities. A local Tennessee newspaper reported that the ash "dries

58 U.S. EPA, "Steam Electric Power Generating Point Source Category: Final Detailed Study Report," October 2009. Page 6-2, 6-3.

59 http://www.nytimes.com/2009/01/07/us/07sludge.html?_r=1

60 http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1

61 "T.V.A. to Pay $43 Million on Projects in Spill Area," Sheila Dewan, New York Times. 9/15/2009. http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1

62 "TVA Says it May Need a Year to Prepare for Lawsuits in Coal Ash Spill Case," Associated Press, 1/13/2010.
http://sg.us.biz.yahoo.com/ap/100113/us_tva_ash_spill_tennessee.html?.v=2

63 "Best Management Practices for Coal Ash Ponds," POWER Magazine, 3/1/2009. http://powermag.com/issues/departments/focus_on_o_and_m/Best-Management-Practices-for-Coal-Ash-Ponds_1762.html

> easily and blows around," creating an exposure pathway "wherever [the ash] is carried by the wind."[64] Environmental tests have come up positive for heavy metals and locals have experienced increased respiratory problems, forcing many away from their homes to avoid the remnants of the spill.[65]

Cleanup and mitigation costs for breaches of CCW wet storage dams, leachate from dry storage and environmental and health hazards associated with groundwater contamination have cost utilities hundreds of million or possibly billions of dollars.

- According to a 2011 Union of Concerned Scientist report, "The full extent of leakage from coal ash disposal sites is unknown, however, because many states do not require groundwater monitoring and federal oversight has been inconsistent."3

- A 2010 report, by the Environmental Integrity Project, Earthjustice and the Sierra Club, "has identified 39 more coal combustion waste (CCW) disposal sites in 21 states that have contaminated groundwater or surface water with toxic metals and other pollutants. Their analysis ...builds on a report released in February of 2010, which documented similar damage at 31 coal combustion waste dumpsites in 14 states. When added to the 67 damage cases that the U.S. Environmental Protection Agency (USEPA) has already acknowledged, the total number of sites polluted by coal ash or scrubber sludge comes to at least 137 in 34 states. This total represents nearly a three-fold increase in the number of damage cases identified in EPA's 2000 Regulatory Determination on the Wastes from the Combustion of Fossil Fuels."4 Clearly, this demonstrates that CCW has resulted in documented contamination and environmental risks, which could pose financial risks to the companies involved.

Ash that is not stored "wet" in ponds is often stored "dry" in landfills or in mines. Clay liners, which are often used to line the bottom of ash landfills, have been shown insufficient to prevent leaching of CCW contaminants into groundwater.[66] Experts recommend that landfills must have composite liners and leachate collection and treatment systems to prevent environmental and health hazards. In a letter to the Office of Management and Budget (OMB), five prominent scientists concluded that "based on what science tells us from the tiny fraction that have been studied, the cost of as-yet unrecognized or ignored harm to human health and wildlife [from coal ash] can be reasonably anticipated to exceed all the previously mentioned costs combined."[67]
A 2007 analysis by the Department of Energy pegged the industry's costs of meeting coal ash

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64 "Ash on the fly." Chattanooga Times Free Press, 5/26/2009, http://timesfreepress com/news/2009/may/26/ash~fly/?local.

65 For water tests, see APPALACHIAN VOICES ET AL., PRELIMINARY STUDY REPORT FROM WATER, SEDIMENT AND FISH SAMPLES COLLECTED AT THE TVA ASH SPILL (2009), available at http://www.appvoices.org/resources/ ; AppVoices_TVA_Ash_Spill_Report_May15.pdf. For air tests, see TVA, Metals Concentration Chart, http://www.tva.gov/kingston/air/TVA%20Onsite%20Air%20Metals%20vs%20Background%20Levelsr1.pdf (last visited June 9, 2009).

66 http://www.earthjustice.org/library/reports/epa-coal-combustion-waste-risk-assessment.pdf.

67 Scientists' Letter to the Office of Management and Budget, January 8 2010, available at: http://tvakingston.blogspot.com/2010/01/regarding-epa-proposed-regulation-of.htm

regulation based on receiving a "hazardous" designation as high as $11 billion a year. According to figures cited in a 2011 Union of Concerns Scientists report, "Industry sources estimate that converting a coal plant to dry handling of its bottom ash would cost $20 million to $30 million per unit, that conversion to dry handling of fly ash would cost $15 million per unit (or $200 per ton of fly ash), that building a new landfill would cost $30 million, and that new wastewater treatment facilities would cost $80 million to $120 million per facility (ICR International 2010; EOP Group 2009)."[68] The report notes that the above industry figures may be inflated but concluded, "clearly anyone making a long-term investment in a coal plant that currently lacks the capability to safely handle its coal ash faces the risk of significant new costs."[69]

REGULATORY RISK:
Currently, coal ash ponds and dry storage facilities for CCW are subject to less regulation than landfills accepting household trash. However, new regulations have been introduced in Congress and are under review at the EPA.[70]

EPA regulations
In response to the TVA disaster, on 4 May 2010 the Environmental Protection Agency (EPA) proposed two regulatory options (C and D) for regulating coal ash. Both options fall under the Resource Conservation and Recovery Act (RCRA). Under the first proposal, EPA would list these residuals as special wastes subject to regulation under subtitle C of RCRA, when destined for disposal in landfills or surface impoundments. Under the second proposal, EPA would regulate coal ash under subtitle D of RCRA, the section for non-hazardous wastes. Both recommendations have dam safety requirements. Both exempt reuse from regulation and neither regulate minefills.[71]

The broader regulatory regime is in flux, but consensus has emerged that increased monitoring of coal ash waste facilities is necessary and increased disclosure of that information is necessary. The various regulatory structures proposed by the EPA and the coal ash-related bills in Congress (including those that have been lambasted in the environmental community and by the President for not going far enough to protect against coal ash related risk) all include provisions calling for increased groundwater monitoring around ash disposal sites and calls for increased transparency of this information.

State-level regulation
If regulation is left up to the states, the Company still faces risk. The Proponents note that state regulations for storing coal ash are less consistent than those for containing household waste and

68 Freese, Barbara, Steve Clemmer, Claudio Martinez, Alan Nogee, "A Risky Proposition: The Financial Hazards of New Investments in Coal Plants," Union Of Concerned Scientists, March 2011, p 30.

69 Freese, Barbara, Steve Clemmer, Claudio Martinez, Alan Nogee, "A Risky Proposition: The Financial Hazards of New Investments in Coal Plants," Union Of Concerned Scientists, March 2011, p 30.

70 "Hundreds of coal ash dumps lack regulation," The New York Times, January 6, 2010, available at: http://www.nytimes.com/2009/01/07/us/07sludge.html?_r=1

71 http://www.epa.gov/wastes/nonhaz/industrial/special/fossil/ccr-rule/index.htm

that such regulation do not provide assurance against groundwater and other contamination. Furthermore, a review by Earthjustice and Appalachian Mountain Advocates of the coal ash regulation in 37 states covering over 98 percent of all coal ash produced made some startling findings:

> "**Our review reveals that most states do not require all coal ash landfills and ponds to employ the most basic safeguards required at household trash landfills, such as composite liners, groundwater monitoring, leachate collection systems, dust controls and financial assurance; nor do states require that coal ash ponds be operated to avoid catastrophic collapse.** In addition, most states allow the placement of toxic coal ash *in* water tables and the siting of ponds and landfills in wetlands, unstable areas and floodplains. When measured against basic safeguards that the U.S. Environmental Protection Agency (EPA) identified as essential to protect health and the environment, state regulatory programs fail miserably to guarantee safety from contamination and catastrophe."[72]

The Proponents are concerned that state-level protections are insufficient to protect against potential coal ash related risk. Furthermore, the Proponents seek disclosure of what measures the Company is taking to reduce potential costs and risks associated with the likely problems of consistency and under-regulation of CCWs if the EPA chooses to largely leave these regulatory controls to the states.

72 Lisa Evans, Michael Becher, and Bridget Lee, "State of Failure," Earthjustice and Appalachian Mountain Advocates, August 2011 (emphasis in original, citations removed).

SANFORD J. LEWIS, ATTORNEY

February 11, 2013

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal to FirstEnergy Corp. regarding strategies and goals to reduce risks to water quantity and quality – As You Sow Foundation

Ladies and Gentlemen:

The As You Sow Foundation ("Proponent") together with co-filers Green Century Capital Management and Swarthmore College, has submitted a shareholder proposal (the "Proposal") to FirstEnergy Corporation ("FirstEnergy" or the "Company") seeking strategies and goals to reduce risks to water quantity and quality. I have been asked by the Proponent to respond to the No Action request letter dated January 11, 2013, sent to the Securities and Exchange Commission by Lucas F. Torres of the law firm of Akin Gump Strauss Hauer and Feld, LLP. In that letter, the Company contends that the Proposal may be excluded from its 2013 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

A copy of this letter is being e-mailed concurrently to Lucas F. Torres.

SUMMARY

The Proposal requests that the Company adopt goals and strategies to reduce impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance.

The Company first asserts that the Proposal is excludable as relating to ordinary business, but Staff precedents on similar proposals show this is not excludable under Rule 14a-8(i)(7). The subject matter of the proposal arises from a significant policy issue, the environmental impacts of the Company on water quality and quantity, and, furthermore, the proposal does not seek to micromanage the Company to such a degree that exclusion of the proposal would be appropriate.

The Company also asserts that the Proposal is excludable because the Company has substantially implemented the requests of the proposal. Although the Company has published some information regarding water quality and quantity impacts, it has not published goals or strategies consistent with the guidelines of the Proposal.

Therefore, the Proposal is neither excludable as relating to ordinary business nor as substantially implemented.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

BACKGROUND

The resolved clause and supporting statement of the Proposal state:

RESOLVED
Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT
The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.

The full text of the resolution is included as Appendix 1 to this letter.

ANALYSIS

1. The Proposal is not excludable under the ordinary business exclusion of Rule 14a-8(i)(7).
The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998).

a. The subject matter of the present proposal is a non-excludable social policy issue.

In the present instance, it is clear that the Proposal is not excludable under this standard -- the subject matter of the proposal arises out of the significant policy issues of the Company's environmental impacts on water quality and quantity. Further, there is a substantial nexus of these water impacts to the Company.

The Company has a potent impact on water quality and quantity through its operations. The SEC Staff has stated that matters involving the impact of a company on the environment are not excludable under the ordinary business rule.

The Company asserts that because the requested policy relates to the Company's own water use, it amounts to an intrusion on the Company's ordinary business operations. But the fact that the Company does use large amounts of water and has had to devote significant time and resources to addressing water conservation only demonstrates that it is an appropriate issue for the shareholders to be presenting to the Company.

This is the type of proposal that the Staff indicated would not be excluded under the category of ordinary business in Staff Legal Bulletin 14C:

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Among the relevant Staff precedents are many recent shareholder proposals on hydraulic fracturing which were found not to be excludable as ordinary business, e.g., *Chesapeake Energy* (April 13, 2010). These proposals were principally focused on water quantity and quality risks associated with hydraulic fracturing operations.

Also very much in line with the current proposal are the numerous proposals on the "human right to water," on which the Staff has also denied ordinary business exclusions, e.g., *Intel Corporation* (March 13, 2009), *PepsiCo Inc.* (February 28, 2008). These proposals related to establishing policies on the degree to which a company's activities may impinge on the "portability, volume, physical accessibility and affordability of water." As such, they are directly relevant and essentially relate to the same subject matter of protecting water quantity and quality. Since those proposals and the present one arise from the same subject matter of water quantity and quality, the subject matter clearly relates to a transcendent social policy issue which is not excludable as ordinary business.

Appendix 2 to this letter contains a detailed itemization by the Proponent on the many impacts of electric utilities on water quality and quantity, as well as the impact changes in such resources may have on these companies. To summarize very briefly here, the electric power sector is one of the largest users of water in the United States, second only to agriculture. **Thermoelectric power accounts for 41% of total freshwater withdrawals in the United States (190,000 million gallons of water per day), of which 71% goes to fossil-fuel electricity generation alone.**[1] The majority of water withdrawn by fossil-fuel and nuclear power plants is used for cooling power systems and is discharged into rivers and waterways, in many cases carrying pollutants and excess heat, while the remainder is evaporated via steam.

In contrast to the very high water usage by fossil and nuclear facilities, alternative energy sources offer opportunities for decreasing water consumption. Increasing photovoltaic solar and wind power penetration "to 40% of the grid would … reduce consumptive water use by 11%."[2]

Water scarcity and unpredictability of supply may pose significant risk to electric power operations. According to the U.S. Department of Energy, "water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially

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1 http://www.nrel.gov/analysis/workshops/water_connect_workshop.html

2 http://thinkprogress.org/climate/2012/07/02/508879/burning-rivers-how-coal-and-nuclear-are-sucking-up-our-fresh-water/?mobile=nc

difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation." High water temperatures from heat waves may result in reduced power production or shut downs, as power plants exceed the ability of receiving waters to cool discharges.

Some of the worst water quality impacts of the utility sector come from the disposal of coal ash. Coal combustion leads to the creation of over 130 million tons of coal ash, a byproduct that contains arsenic, mercury, lead, and other toxins. Coal ash is the second largest waste stream in the United States. Toxic coal ash became a national concern in December 2008 when a dam broke at a large CCW wet storage pond at the TVA coal plant in Kingston, TN and covered more than 300 acres in eastern Tennessee with coal ash sludge.[3]

A recent review by Earthjustice and Appalachian Mountain Advocates of the coal ash regulation in 37 states, covering over 98 percent of all coal ash produced, made some startling findings:

> **"Our review reveals that most states do not require all coal ash landfills and ponds to employ the most basic safeguards required at household trash landfills, such as composite liners, groundwater monitoring, leachate collection systems, dust controls and financial assurance; nor do states require that coal ash ponds be operated to avoid catastrophic collapse.** In addition, most states allow the placement of toxic coal ash *in* water tables and the siting of ponds and landfills in wetlands, unstable areas and floodplains. When measured against basic safeguards that the U.S. Environmental Protection Agency (EPA) identified as essential to protect health and the environment, state regulatory programs fail miserably to guarantee safety from contamination and catastrophe."[4]

b. The Company's own record demonstrates a very substantial nexus to the issues involved in the Proposal.

FirstEnergy Corporation is one of the nation's largest investor-owned electric utilities, serving over 6 million customers in Ohio (Ohio Edison, The Illuminating Company, Toledo Edison), Pennsylvania (Med-Ed, Penelec, Penn Power, West Penn Power), Maryland, New Jersey (Jersey Central Power & Light), Virginia, and West Virginia. FirstEnergy's generating portfolio is 64% coal, 18% nuclear, 6% natural gas, 2% oil, as well as 10% pumped-storage hydro plants and wind.[5]

i. Risks from Limits on Water Quantity

FirstEnergy relies on coal, nuclear, and gas, the most-water intensive energy sources, for 88% of

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3 http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1

4 Lisa Evans, Michael Becher, and Bridget Lee. "State of Failure," Earthjustice and Appalachian Mountain Advocates, August 2011 (emphasis in original, citations removed).

5 https://www.firstenergycorp.com/content/fecorp/about/generation_system.html

its power generation. The Company operates many of these facilities in Ohio, which last summer faced the most severe drought since 1963[6], and in Pennsylvania, New Jersey, Maryland, and Virginia which were "abnormally dry" in 2012.[7]


U.S. Drought Monitor
July 3, 2012
Valid 7 a.m. EDT
Intensity:
D0 Abnormally Dry
D1 Drought - Moderate
D2 Drought - Severe
D3 Drought - Extreme
D4 Drought - Exceptional
Drought Impact Types:
Delineates dominant impacts
S = Short-Term, typically <6 months (e.g. agriculture, grasslands)
L = Long-Term, typically >6 months (e.g. hydrology, ecology)
The Drought Monitor focuses on broad-scale conditions. Local conditions may vary. See accompanying text summary for forecast statements.
http://droughtmonitor.unl.edu/
Released Thursday, July 5, 2012
Author: Rich Tinker, NOAA/NWS/NCEP/CPC

USDA

FirstEnergy's plants operate primarily in Ohio, Pennsylvania, West Virginia, and Virginia.

[8]

Ten of FirstEnergy's power plants withdraw water from the Ohio River. In 2012, drought conditions in the Ohio River watershed contributed to flows that were approximately 30% to 50% of normal.[9]

Climate change is expected to exacerbate drought and water shortage challenges. Many of FirstEnergy's facilities also withdraw water from Lake Erie, which is projected to drop almost 1.5 feet due to greater evaporation during the summer and reduced ice cover in the winter induced by climate change.

Analysis from the Union of Concerned Scientists finds that Ohio summers will experience 5% less rain and are likely to be drier because of higher temperatures. Less rainfall is projected to result in decreases in soil moisture, indicating that drought could be more common in Ohio's future.[10] Anticipated warming is also expected to cause river, stream, and lake levels to drop during summer months, further contributing to drought conditions.[11] According to a Natural Resources Defense Council report, Ohio is one of the least prepared states to mitigate for climate

6 http://www.newsnet5.com/dpp/weather/weather_news/current-drought-in-ohio-most-severe-since-1963#ixzz2IdUY1ii8

7 http://www.sciencedaily.com/releases/2012/07/120705194136.htm

8 http://www.sciencedaily.com/releases/2012/07/120705194136.htm

9 http://www.stltoday.com/business/mississippi-river-runs-low-as-drought-grips-st-louis-region/article_1c2da1c6-cf9b-11e1-962b-0019bb30f31a.html

10 http://www.ucsusa.org/assets/documents/global_warming/climate-change-ohio.pdf

11 http://www.nrdc.org/water/readiness/files/water-readiness-OH.pdf

change risks that include lower water levels in Lake Erie.[12] Indeed, two of the Great Lakes recently hit their lowest water levels ever recorded since record keeping began in 1918.[13]

ii. Risks from Water Temperatures

The year 2012 also saw record heat, which raised water temperatures. Lake Erie achieved above-normal water temperatures in 2012, reaching 80 degrees during the summer peak.[14] Lake Erie is the shallowest of the Great Lakes, and as a result tends to be the first to warm up during the spring. **FirstEnergy Corp's 1,261- MW Perry 1 reactor** in Ohio, which relies on cooling water from Lake Erie, was forced to reduce production in late July to 95% of capacity, down to 63 MW, because of above-average temperatures.[15]

iii. Impacts on Water Quality from Thermal Pollution

Warmer temperatures in Lake Erie and the Ohio River may pose challenges for FirstEnergy to meet thermal discharge permit limits.

iv. Impacts on Water Quality from Toxins and Coal Ash

Coal Ash

FirstEnergy's management of both wet pond and dry landfills exposes the Company to potentially serious risks associated with potential spills, groundwater contamination, or other environmental and health hazards resulting from its coal combustion waste (CCW or coal ash). Two of FirstEnergy's coal ash impoundments, McElroy's Run Embankment (at the Pleasants Power Station) and the Little Blue Run Dam (at the Bruce Mansfield Power Station) were given a "high" hazard potential by the EPA (based on the National Inventory of Dams Criteria). A "high hazard"'rating means that in the event breach caused by a failure or mis-operation, the resulting release would probably cause loss of human life.[16] TVA's Kingston pond was also a "high hazard" impoundment. Two coal ash impoundments at the R. Paul Smith Power Station and three at the Bruce Mansfield Power station were given "significant" hazard potential.[17] According to the EPA, "Dams assigned the significant hazard potential classification are those dams where failure or mis-operation results in no probable loss of human life, but can cause economic loss, environment damage, disruption of lifeline facilities, or impact other concerns."[18] Little Blue Run Dam in Ohio and Pleasants Power Station in West Virginia utilize "wet" storage

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12 http://www.nrdc.org/water/readiness/

13 "Two Great Lakes at shallowest levels eve recorded," CBS News, February 6, 2013. (http://www.cbsnews.com/8301-201_162-57567851/two-great-lakes-at-shallowest-levels-ever-recorded/)

14 http://www.goerie.com/article/20120803/NEWS02/308039964/Water-temps-above-normal-across-the-Great-Lakes

15 http://www.businessweek.com/news/2012-07-26/heat-sends-u-dot-s-dot-nuclear-power-production-to-9-year-low

16 Coal Combustion Residues (CCR) - Surface Impoundments with High Hazard Potential Ratings" U.S. Environmental Protection Agency, updated April 2012, available at: http://www.epa.gov/osw/nonhaz/industrial/special/fossil/ccrs-fs/index.htm.

17 http://www.epa.gov/osw/nonhaz/industrial/special/fossil/surveys/index.htm

18 http://www.epa.gov/osw/nonhaz/industrial/special/fossil/coalash-faqs.htm#14

for CCW. This method involves pumping ash-contaminated water into massive ponds contained by earthen dams. Given that the Company controls 10 facilities that rely on coal combustion and states that only two of these utilize wet storage, investors are left to speculate that remaining facilities utilize dry storage.

Little Blue Run

Bruce Mansfield's coal-ash waste has been stored at the 1,300-acre Little Blue Run facility since 1974, when there was no requirement for lining such an impoundment. The Little Blue Run dam is 400 feet tall and covers a surface area of 967 acres.[19] It is at least 30 times larger than the TVA dam that breeched in 2008.[20] Bruce Mansfield produces about 550,000 tons of fly ash and 98,000 tons of bottom ash per year that is sent to the Little Blue Run Dam facility.[21] There have been documented seeps and leakage from Little Blue Run and there is evidence of increased levels of arsenic in wells around the pond.[22]

In March 2012, House of Representative member David McKinley (R-WV) sent a letter to the West Virginia Department of Environmental Protection where he highlights that "my constituents are concerned about seepage" from Little Blue Run and notes that during a visit by his staff they noticed "heavy moisture throughout the neighborhood…[which] leads to my concern that the pump system may not be sufficient enough to correct the problem."[23] McKinley has been a strong supporter of companies reliant on coal and has proposed legislation that would remove the EPA's authority to regulate coal ash; therefore his inquiry is even more noteworthy. According to Earthjustice, the seepage from Little Blue Run has been "clocked at a maximum of 775 gallons per minute, a volume greater than the combined flow from seven fire truck hoses."[24] According to a 2010 report by The Environmental Integrity Project, Earthjustice and the Sierra Club:

> "Discharges to groundwater and surface water from the 1,300-acre 'Little Blue' surface impoundment have exceeded MCLs [maximum contaminate level] for arsenic and other parameters in multiple off-site residential drinking wells (prompting several property buyouts by FirstEnergy), exceeded Pennsylvania Water Quality Criteria (PA WQC)…in Mark's Run and other off-site surface water sources, and pervasively exceeded federal Maximum Contaminate Levels (MCLs) at many on-site groundwater monitoring

---

19 Correspondence from Richard Mende, FirstEnergy to US EPA, March 26, 2009, available at: http://www.epa.gov/osw/nonhaz/industrial/special/fossil/surveys/first-mansfield.pdf.

20 Brian Bowling, "'High hazard' Ash Basin In Beaver County Called Safe," The Pittsburg Tribune-Review, December 25, 2008

21 David Templeton and Don Hopey, "A Debate over Disposal," Pittsburg Post-Gazette, December 16, 2010.

22 Lockheed Martin, "Assessment of Dam Safety Coal Combustion Surface Impoundment (Task 3) Final Report," February 23, 2010, available at: http://www.epa.gov/osw/nonhaz/industrial/special/fossil/surveys2/bruce-final3.pdf, p 9; David Templeton and Don Hopey, "A Debate over Disposal," Pittsburg Post-Gazette, December 16, 2010.

23 Letter to Secretary Randy Huffman, West Virginia Department of Environmental Protection from Rep. David McKinley, March 8, 2012.

24 Lisa Evans, "Tr-Ash Talk: 'Charleston, We Have A Problem, McKinley's 'urgent" request to view leaks at nation's largest coal ash pond," Earthjustice blog, March 14, 2012.

> wells."[25]
>
> "At least 22 private wells have already been contaminated with CCW pollutants above the primary or secondary MCLs, including the township building's well. FirstEnergy has already purchased several of these contaminated properties and/or supplied the residents thereof with an alternative drinking water supply."[26]

In May 2012, the Environmental Integrity Project and Public Justice filed a lawsuit with FirstEnergy over the Little Blue Run coal ash impoundment, alleging widespread pollution of local groundwater, unsafe disposal practices, "and failure to report discharges of toxic pollutants from the impoundment over the past five years."[27] In December 2012, a federal judge approved a consent decree filed by the Pennsylvania Department of Environmental Protection (DEP) that required FirstEnergy to close the impoundment by 2016. In the decree, which was filed in July 2012, the DEP stipulated that it had found sulfates, calcium, and chlorides in water around the impoundment. The consent decree also fined the Company **$800,000** and gave FirstEnergy until March 31, 2013 to submit a closure plan.[28]

According to news reports, FirstEnergy announced it would ship coal combustion by-products produced by the Bruce Mansfield power plant in Shippingport, Beaver County, **to an existing unlined ash disposal site** in LaBelle, Fayette County, owned by Matt Canestrale Contracting Inc.[29]

In December of 2012, the Environmental Integrity Project, on behalf of the local Little Blue Regional Action Group (LBRAG), sent a notice of intent to sue to FirstEnergy after discovering new evidence suggesting there are unhealthy levels of pollutants in Mill Creek. Water samples collected downstream of where water from Little Blue Run enters Mill Creek revealed concentrations of arsenic and other pollutants at levels that exceed state and federal water quality standards. According to Lisa Widawsky Hallowell, an attorney for the Environmental Integrity Project, **"The numbers we found for several pollutants ... show that the levels are high enough that they could pose a substantial hazard to human health or the environment in violation of FirstEnergy's NPDES permit."** According to Widawsky, "If they violate the terms

25 Jeff Stant, "In Harms Way: Lack of Federal Coal Ash Regulations Endangers Americans and Their Environment," Environmental Integrity Project, Earthjustice and the Sierra Club, August 26, 2010, p. 161.

26 Jeff Stant, "In Harms Way: Lack of Federal Coal Ash Regulations Endangers Americans and Their Environment," Environmental Integrity Project, Earthjustice and the Sierra Club, August 26, 2010, p. 166.

27 http://www.platts.com/RSSFeedDetailedNews/RSSFeed/Coal/6337135

28 http://www.timesonline.com/news/local_news/firstenergy-abandons-little-blue-run-replacement/article_e6790af2-e46e-56b9-986a-04f6061fc49e.html

29 http://ohiocitizen.org/category/energy/coal/coal-ash-coal-2/

of the consent decree, we can tell the judge that they're in violation of this legal document. It has a little more weight."[30]

Toxic Discharge
FirstEnergy has been involved in several instances where its plants have discharged pollutants that violated the Clean Water Act (CWA). In 2012, EPA filed a notice of a proposed Consent Agreement and Final Order (CAFO) against FirstEnergy Generation Corp. for violations of the Clean Water Act by discharging oil into or upon navigable waters of the United States in harmful quantities, and by failing to maintain and implement a Spill Prevention Control and Countermeasure Plan that complies with all requirements of 40 C.F .R. Part 112. To resolve these allegations, FirstEnergy agreed to pay $41,667 in civil penalties, complete a supplemental environmental project to protect the environment and public health, donate 59.99 acres of land nearby Lake Eric in North Kingsville, Ohio for permanent protection and preservation. According to the EPA, the Company will receive $135,833 in penalty mitigation for the SEP, bringing the total settlement value to $177,500.[31]

Albright Coal Ash Facility
FirstEnergy Corp's subsidiary Mon Power has settled a lawsuit by the Sierra Club, the West Virginia Highlands Conservancy and the West Virginia Rivers Coalition over alleged arsenic pollution from its Albright coal ash facilities in West Virginia's Preston County. The lawsuit claims the utility should be fined nearly $9.4 million for federal Clean Water Act violations that are harming three species of trout and recreational streams that flow into the Cheat River.[32]

c. The Proposal does not micromanage the Company's business.

The Proposal asks the Company to establish strategies and goals on reducing its risks to water quality and quantity, and to provide a report to shareholders on progress towards these goals. The supporting statement provides a few areas needing specific attention at this Company - areas in which the Company has failed to provide reporting. Numerous proposals have requested a similar level of detail in requested reports, and found not to entail ordinary business or micromanagement.

As such, the Proposal does not micromanage the choices that the Company makes but only requests information at a top-level analysis, appropriate for shareholders to be scrutinizing. Nor does it dictate the choice of technologies. It seeks information on technologies, but in doing so it relates directly to the significant policy issue at hand.

An example cited by the Company, *WPS Resources* (February 16, 2001) exemplifies well

30 http://www.morningjournalnews.com/page/content.detail/id/544969/Group--FirstEnergy-disposal-practices-violate-standards.html?nav=5019

31 http://www.epa.gov/region5/publicnotices/cwa-05-2013-0005/index.html

32 http://www.huffingtonpost.com/2012/05/01/firstenergy-lawsuit-west-virginia-settlement_n_1468098.html

another kind of proposal that intrudes into ordinary business by becoming prescriptive and overstepping the boundary of issues more appropriate for management to resolve. That proposal, found to be excludable as ordinary business, asked the company "to consider developing some or all of the following":

> 1) A plan to identify chronic high outage service areas and to effect remedial actions as quickly as possible to restore reliable electric service for the respective customers.
> 2) A plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a net metering) policy in a customer friendly format and deploy such documentation on the company's website in an readily obvious manner.
> 3) A plan to improve the overall energy efficiency of existing commercial and industrial customers by leveraging PSC/W Rule: 1-AC-183 to construct new cogeneration capacity.
> 4) A plan to improve the overall energy efficiency of private and public sector building customers by deploying small-scale cogeneration technologies.
> 5) A plan to improve the overall energy efficiency of customers by deploying off peak powered phase change air conditioning technologies.
> 6) A plan to develop a joint venture to manufacture small-scale cogeneration technologies within Wisconsin.
> 7) A plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin.
> 8) A plan to abandon the Arrowhead-to-Weston venture and withdraw the associated application for a CPCN currently before the PSC/W.

The Company also cites a series of Staff precedents on choice of process and technologies; again, those cases involved efforts to drive specific technology decisions that were not otherwise related to significant policy issues.

The Company also cites irrelevant proposals requesting that a company make **particular** products or services available, which were found to be excludable. See for example, *Dominion Resources, Inc.* (February 3, 2011) (a shareholder proposal requesting that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation was excludable). Also, *Marriott International* (March 17, 2010) requesting the installation of low flow shower heads in its hotels, which was micromanaging in its specificity. By contrast, in the present Proposal, there is no overreaching into ordinary business or into micromanagement.

2. The Company has not substantially implemented the Proposal.

The Company asserts that the Proposal is substantially implemented based on its sustainability report and other disclosures. The resolved clause of the Proposal requests that the Company adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and report to shareholders on progress toward achieving those goals.

The Company's claim that its existing environmental initiatives and disclosure efforts "substantially implement" the guidelines and the central objective of the Proposal is unfounded.

The Proposal requests first of all that the Company adopt goals and strategies on reducing the risk to water quality and quantity, and then that the Company report to shareholders on them. One can only evaluate the extent to which the Company has adopted goals and strategies by reviewing the disclosures the Company has pointed to, or provided in its SEC reply letter. It is clear that the Company has not substantially implemented the requests of the Proposal.

The vast majority of the activities the Company describes are not activities "above and beyond regulatory compliance." There are few if any quantitative goals described. There is very little information about concrete strategies that the Company is deploying to reduce its risks to water quality and quantity.

The Proponent and its co-filers would expect at minimum, a description of short- and long-term goals for reduction of risks to water quantity and quality - not focusing on regulatory compliance but on goals that go "beyond regulatory compliance." Moreover, one would expect a description of the strategies the Company is deploying to achieve those goals. The Company has certainly not addressed the request for such goals or strategies.

These goals could be either quantitative or qualitative. An example of a quantitative goal would be "reduce water withdrawal by X% over 2005 levels by 2014". An example of a qualitative goal could be "complete a water use inventory at all sites and create a plan for water use reduction."

The supporting statement further clarifies the intent of the Proponent for the strategies and report to encompass certain issues, including targets for reducing water use, thermal impacts on receiving waters, use of less water intensive energy sources, numbers of CCW sites with various EPA hazard ratings, and numbers of notices of violation related to CCW sites, categorized by severity.

Coal combustion waste, or the byproduct from burning coal, contains potentially high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks and pollution control equipment. The toxins in CCW have been linked to cancer, neurological damage, reproductive failure, organ failure, and other serious health problems as well as widespread damage to ecosystems.[33] As a result, problems related to the disposal of coal ash have the potential to affect the Company's bottom line. It is therefore critical that investors have sufficient information to determine if FirstEnergy is effectively managing the inherent risks.

In its response letter, the Company attempts to assert that substantial implementation can be found in its voluntarily-created Sustainability Report and legally required reporting to the EPA in 2009 on two coal combustion byproduct disposal dams and reservoirs. The Sustainability Report describes the percentage of CCW that is beneficially reused (35%) as opposed to disposed in

33 U.S. EPA, "Steam Electric Power Generating Point Source Category: Final Detailed Study Report," October 2009. Page 6-2, 6-3.

landfills and impoundments (65%) (Sustainability Report, page 16). This is helpful information on what the Company has done so far to reduce impacts on water quality. But this is not accompanied by any specifics on how the Company is effectively managing the risks inherent to CCW nor details providing a forward-looking strategy to shift these quantitative targets, or reduce the production of CCW altogether, stating only that the Company "continues to look for new recycling opportunities." Such a statement hardly arises to the level of a "strategy." Because it lacks further forward-looking strategies and goal setting, this Sustainability report that the Company puts forward as implementation actually exemplifies the very ***lack*** of disclosure the Proponent seeks to address.

The Sustainability report also does not address the requests related to CCW in the supporting statement – numbers of CCW sites with various EPA hazard ratings, or the numbers of notices of violation received related to CCW sites, categorized by severity.

FirstEnergy's other environmental disclosures, such as its Form 10-K, focus mainly on compliance with regulations and litigation related to water quality. The Company does not describe forward-looking strategies or goals related to water quantity and quality management above and beyond regulatory compliance, but instead focuses on strategies that are part of its regulatory compliance program.

Examples of strategies above and beyond regulatory compliance would include CCW reduction, water use reduction, and the development of less water-intensive energy generation, such as photovoltaic solar and wind power. Any of these might contribute to the Company's water risk mitigation planning; the Proponent seeks further disclosure on these topics to enable investors to evaluate the Company's progress in water risk mitigation.

a. The Company fails to disclose its strategy for reducing risk to the available quantity of water, including water needed for continued operation of certain generating plants.

As stated in FirstEnergy's Form 10-K filing, "climate change could affect the availability of a secure and economical supply of water in some locations, which is essential for continued operation of generating plants" (10-K, page 38). In spite of such recognition, FirstEnergy's only reported method of reducing the amount of water required for cooling at its power plants is the installation of cooling towers. However, the Company does not even describe any strategies or goals related to these cooling towers, for instance whether they intend to expand beyond 70% of the electricity they generate having cooling towers.

In contrast to FirstEnergy's limited disclosure, FirstEnergy's competitors have recognized that water availability is an important risk and have developed and disclosed their *risk mitigation strategies* regarding water quantity, in so doing giving better articulated examples of what water quantity strategies can look like:

- Exelon reports, "seasonal variations of temperature and river flow rate could potentially limit water intake needed by the Limerick nuclear plant. To address these limitations, Exelon collaborated with numerous regulatory agencies and environmental stakeholders to develop a *flow augmentation alternative* that allows mine water to be used to supplement flow in the Schuylkill River, allowing the plant to continue to use the Schuylkill rather than the Delaware River as its primary source. This project is in the last year of a 7-year pilot and has demonstrated that mine water can be a viable option. It has been administratively extended pending final approval of the amended and combined Delaware River Basin Commission docket." In 2009, the company completed a water inventory to identify water use in support of developing plans to reduce consumptive water use where cost-effective and practical and is currently developing metrics at the facility level.

- Entergy formed a Water Peer Group in 2002 - with formal charter in 2005 and representing experts across business sectors - to develop strategies to manage water issues. The Water Peer Group works with the U.S. Business Council for Sustainable Development on projects in the Mississippi Valley. They also disclose net water use for cooling for the previous 5 years.

b. The Company fails to disclose quantitative goals employed to reduce the Company's risks related to water quantity.

The Company's only quantitative measurement for reduced risk related to water quantity is that 70% of the electricity generated is equipped with cooling towers, which reduce water consumption by 90% (Sustainability Report, page 6). The Company has not even disclosed any goals related to those towers, such as adding towers to other facilities.

More importantly, FirstEnergy fails to indicate whether or not it has set any quantitative goals to reduce its water withdrawal requirements or overall water consumption.

In contrast to FirstEnergy's limited disclosure, FirstEnergy's competitors have recognized that water availability is an important risk and have developed **quantitative goals** for water reduction. For example:

- APS has a voluntary internal water reduction goal and metric for owner-occupied, non-generation facilities to reduce the number of gallons of water used annually by at least 3 percent per year each 100 years through 2013. Plants are in water stressed regions and the APS Water Resource Management team is tasked with managing present water resources and planning for a reliable, economic and sustainable future. Creating a strategy to support those goals requires balancing the need for reliability with the goal of using renewable and reclaimed supplies wherever possible. They disclose water consumption statistics for the past 5 years. They discuss water management in their 2011 financial filings, including making the explicit link between climate change and water availability.
- PG&E has a goal to reduce water use by 20% by 2014 from its 2009 baseline. They

report to the CDP water survey, and disclose extensive water use statistics by facility, trended for the past three years. They are also making investments to improve the water efficiency of their operations, as well as assisting customers to reduce their water use. The Company discloses potential risks of decreasing snowpack on water availability in its financial filings.

c. The Company fails to disclose a baseline of hazard information regarding its CCW sites, as requested in the Proposal.

The supporting statement specifically mentions the need for disclosure by the Company of the hazard categories of its coal ash sites.

The EPA reporting mentioned in the Company's Response Letter was conducted in 2009, and reported on two coal ash impoundments only. Presently, two of FirstEnergy's coal ash surface impoundments have been given a "high" hazard potential by the EPA (based on the National Inventory of Dams Criteria). A "high hazard" rating means that in the event of breach caused by a failure or mis-operation, the resulting release would probably cause loss of human life. These two impoundments are McElroy's Run Embankment (at the Pleasants Power Station) and the Little Blue Run Dam (at the Bruce Mansfield Power Station).[34] Two coal ash units at the R. Paul Smith Power Station and three at the Bruce Mansfield Power station were given "significant" hazard potential, indicating that "failure or mis-operation results in no probable loss of human life, but can cause economic loss, environment damage, disruption of lifeline facilities, or impact other concerns." This type of information as well as risk mitigation plans should be readily available for investors since these sites may pose significant risk to shareholder value.

Furthermore, other sector peers, most notably Southern Company, provide this level of disclosure. Therefore, FirstEnergy is failing to meet the emerging best practice in this area. In its comprehensive and thorough coal combustion byproducts report, Southern Company provides investors with detailed information on how it is managing the potential risks to shareholder value associated with coal combustion. Most notably, the company provides a very helpful chart listing Southern's coal ash ponds by plant, and it provides the hazard potential classification, impoundment rating, EPA inspection recommendation(s) and completion status or actions taken.[35] Information on the EPA hazard potential classification is available through other sources but without an organized chart such as the one provided by Southern Company, it is impossible for shareholders to effectively gather and assess this information.

d. The Company fails to comprehensively disclose the number and potential financial impacts of the Company's accrued notices of violation related to coal combustion sites.

The supporting statement specifically mentions the need for disclosure of notices of violation

34 http://www.epa.gov/wastes/nonhaz/industrial/special/fossil/ccrs-fs/index.htm

35 http://southerncompany.com/planetpower/pdfs/ccbrp.pdf

associated with coal combustion sites.

Several FirstEnergy sites are the subject of federal enforcement action for violations that harm water quality. While the Company does provide some limited disclosures in its 10-K report, the Company does not disclose which of its sites are subject to pending enforcement actions, or provide shareholders with any information about the severity of violations as requested by the Proposal. This information should be readily available and the Company should indicate to investors how the Company intends to address violations at its CCW impoundment sites or other sites that harm water quality, to allow investors to evaluate the Company's approach to water risk management and benchmark progress in addressing water risks.[36]

The risk this lack of disclosure poses to investors is best demonstrated by the fact that FirstEnergy received notification that environmental groups intended to sue the Company for its violations of the Clean Water Act and the Pennsylvania Clean Streams Law at the Little Blue Run dam in December 2012.[37] The intent to sue finds "FirstEnergy has violated, is currently violating, and will continue to violate the CWA [Clean Water Act] and CSL [Clean Streams Law] at its Little Blue Run Coal Ash Surface Impoundment. FirstEnergy has discharged, and continues to discharge, arsenic, boron, molybdenum, and selenium in quantities or concentrations 'that may cause or contribute to an impact on aquatic life or pose a substantial hazard to human health or the environment,' in violation of its NPDES [National Pollutant Discharge Elimination System] permit, the CWA, and the CSL."[38] This suit clearly indicates that better disclosure is necessary for investors to effectively determine how the Company is managing the risks associated with potential contamination from coal combustion waste.

e. The Company fails to disclose its strategy for reducing actual or potential risks to water quality, both from CCW and from other operational practices.

Given the discussion in the Proposal regarding coal combustion waste, it seems particularly important for the Company to provide investors with sufficient information to enable them to determine whether the Company has a "beyond compliance" strategy to properly manage the risks it poses to water quality, including activities related to its CCW storage, management, and disposal practices, as well as its other activities that threaten water quality.

As described above, the lack of information in FirstEnergy's SEC filings, website or other public documents leads shareholders to request additional information on the efforts the Company is taking to mitigate risks associated with CCW. Given the risks associated with wet and dry coal ash management, which could impact shareholder value, it is necessary for the Company to provide more information on the protections it employs to limit the environmental and health

36 For example, FirstEnergy is party to a Proposed Consent Agreement and Final Order resolving litigation brought by EPA for an illegal release of oil from FirstEnergy's Bay Shore facility in Oregon, Ohio, into Lake Erie. Proposed CAFO is available on the U.S. EPA Region V Public Notices website, http://www.epa.gov/region5/publicnotices/cwa-05-2013-0005/index.html.

37 http://www.environmentalintegrity.org/news_reports/documents/20121220FINALLBRSupplementalNOIwattachments.pdf

38 http://www.environmentalintegrity.org/news_reports/documents/20121220FINALLBRSupplementalNOIwattachments.pdf

hazards associated with CCW and related liability.

Currently the Company has provided only a superficial discussion of its coal combustion waste management processes and very little discussion of the relative risks and risk reduction methods. The Company describes even less on strategies or goals that go above and beyond regulatory compliance.

While the Company is preparing a closure plan for the Little Blue Run impoundment under a consent decree, little information is available regarding how the Company is planning to reduce impacts on water quality from its other coal ash facilities. First Energy's public documents provide no information on the strategies to reduce impacts on water quality from all of its coal combustion waste facilities beyond regulatory compliance.

Here also the Company's limited disclosures fall short of sector peers:

- Duke Energy provides detailed information on each coal fired power plant, including its location and whether the bottom and fly ash at each facility are handled wet or dry. Furthermore, it lists the facilities that were designated "high hazard potential" by the EPA.

- MDU Resources provides information on the size and depth of each of its ponds along with the type of liner and a detailed discussion of its groundwater monitoring protocols at each facility.

- Consumers Energy provides an overview of its facilities that handle CCW that includes information on the liners used, and plans to comply with environmental requirements among other information.[39]

f. The Company fails to disclose quantitative goals employed to reduce actual or potential impact on water quality.

FirstEnergy fails to disclose whether or not it has established quantitative goals to reduce the Company's impacts on water quality.

g. The Company fails to disclose its strategy or goals for thermal impacts on water quality.

FirstEnergy's existing disclosure fails to address goals and measurement regarding thermal impacts on receiving waterways. While the Company utilizes cooling towers and has permits for each of its plants to discharge water, the Company fails to reveal any strategy for heading off risks associated with heat waves that may raise river temperatures and in impacting their ability

---

39https://www.consumersenergy.com/uploadedFiles/CEWEB/OUR_COMPANY/Corporate_Social_Responsibility/The_Environment/coal-combustion-byproducts-management.pdf?n=3986 to meet temperature limits, cause shutdowns or reduced output. This has already proven to be a substantial issue for many companies, as warming water has caused them to have to reduce power output, at the very time of year when demand is heightened by seasonal air conditioner usage.

h. The Company does not disclose how renewable energy expansion is affecting its risks to water quality and quantity, and what role it plays in strategies and quantitative goals for reducing impacts on water.

The Company notes in its sustainability report that, largely as a result of its acquisition of Allegheny Energy, the amount of renewable energy capacity in its fleet has grown to "1,800 MW of renewable hydroelectric and pumped-storage generation." The Company also notes that "we are working to expand our use of renewable energy and energy storage to further decrease our CO2 emission rate." In contrast, a report fulfilling the guidelines and essential purpose of the Proposal would address the Company's goals for renewable energy, and be more clearly articulated strategy, that includes the role of renewable sources in reducing its water quality impacts aside from its greenhouse gas emissions.

Also, the Company's assertions in its sustainability report that it is "dedicated" to meeting Ohio's goal of reducing electricity usage by 22.2 percent by 2025 and reducing peak demand by 7.75 percent by 2018 are seemingly contradicted by the Company's recent efforts to oppose those state goals (enacted into Ohio law in 2008, SB 221), by making efforts to freeze them at 2012 levels. While the Company has engaged in some reporting on the diversity of its energy portfolio, the Company's existing reporting appears to be materially misleading on precisely the subject matter of the report. Therefore the report in question cannot be substantially implemented on this point, *Chesapeake Energy* (April 13, 2010). The Company cannot be said to substantially implement the Proposal because, in our opinion, **the Company's published information in its sustainability report appears to contain materially false and/or misleading statements and omissions with respect to energy efficiency and renewables. While it asserts it is "dedicated" to meeting long term energy efficiency and renewable goals, in reality it has been lobbying to freeze those goals at 2012 levels.**

In Ohio, the Company has struggled to meet the energy efficiency mandate[40] and has pursued compliance strategies that put the Company at risk of financial penalties for noncompliance. The Company, alone among Ohio electric utilities, was unable to save enough energy to comply with Ohio's energy efficiency mandates in 2009[41] and 2010.[42] The Company was able to comply in 2011, but only by relying substantially on "retroactive incentives" for large customers' past energy efficiency efforts.[43] Retroactive incentives allow utilities to give rebates to customers for

40 See Ohio Revised Code Section 4928.66.

41 See Public Utilities Commission of Ohio, Case No. 09-1004-EL-EEC, et al.

42 See Public Utilities Commission of Ohio, Case No. 11-126-EL-EEC, et al.

43 50% of the Company's actual, annualized energy savings in 2011 were from large customers' independent efforts, rather than the Company's proactive efforts to save energy. See Public Utilities Commission of Ohio, Case No. 12-1534-EL-EEC, et al., Application, Appendix A, Page 2.

prior energy efficiency investments that had already taken place. While this may be *legal* it is an indication that the Company is not really implementing comprehensive energy efficiency programs, which does not position it well compared to its peer utilities in Ohio.

The Company claims in its public sustainability report that it is "dedicated to meeting Ohio's mandated goals to reduce electricity usage 22.2 percent by 2025 and peak demand 7.75 percent by 2018" (*Sustainability Report*, page 12). However, the Company's actual strategy in 2012 for addressing the energy efficiency mandate – not shared with investors to our knowledge, and certainly not reported in its sustainability report– is removing or substantially weakening the mandate itself.

Todd Schneider, a spokesman for the Company, acknowledged that FirstEnergy "had been circulating a form letter to business customers aimed at convincing state policymakers that a groundswell of opposition to the efficiency mandates had developed. Addressed to Gov. John Kasich and copied to top lawmakers, the letter urges the efficiency mandates be frozen at 2012 levels."[44] It is unclear how the Company can remain "dedicated" to meeting the 22.2% reduction by 2025 while at the same time circulating a form letter that requests efficiency standards be frozen at 2012 levels.

The above evidence seems more than sufficient to demonstrate that be Company has not substantially implemented the request for a report that accurately portrays the role that it believes renewable energy and energy efficiency strategies may play in its efforts to reduce risk to water quality and quantity. Its statements that it is "dedicated" to energy efficiency goals seem contradicted by other actions. A complete and accurate report should not omit discussion of the Company's apparent efforts to undermine those goals.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7) or Rule14a-8(i)(10). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

---

http://dis.puc.state.oh.us/TiffToPDf/A1001001A12E15B71659C09862_3.pdf

44 "FirstEnergy halts its challenge to efficiency mandates, for now," Cleveland.com, November 28, 2012. http://www.cleveland.com/business/index.ssf/2012/11/firstenergy_halts_its_challeng.html)

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc:
Corinne Bendersky, As You Sow
Lucas F. Torres

APPENDIX 1
THE PROPOSAL

Set Goals to Reduce Water Risk

WHEREAS
Water and energy are inextricably linked. Thermoelectric generation requires access to adequate water at sufficiently low temperatures. Coal combustion waste (CCW), if improperly managed, could result in water contamination. Less water-intensive energy sources such as photovoltaic solar and wind, and energy efficiency and water conservation programs, are strategies that can reduce water risks.
According to Department of Energy (DOE), "Water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."
Climate change is expected to exacerbate water shortages. According to DOE, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability by season. As currently designed, power plants require significant amounts of water, and they will be vulnerable to fluctuations in water."

Coal and nuclear are the most water-intensive generation sources. FirstEnergy's generation portfolio is 64% coal and 18% nuclear. Many of its plants utilize once-through cooling technology that requires high water flow volumes. Some plants have cooling towers, which result in higher water consumption.

Heat waves can raise surface water temperatures and force reduced production or shut down. Water withdrawals must be cool enough to effectively cool plants; also, as temperatures of surface waters rise, nuclear plants can be forced to reduce energy output to curtail thermal impacts. A heat wave in August 2010 forced Tennessee Valley Authority to decrease power generation at three nuclear facilities, costing approximately $10 million in lost power production. FirstEnergy operates in the Midwest, which experienced drought and record heat in 2012. Extreme heat in Ohio forced FirstEnergy to slow output at its Perry nuclear plant.

FirstEnergy's coal reliance poses potential water contamination risks from CCW disposal. CCW is a by-product of burning coal that contains arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks. Throughout the industry, CCW is often stored in landfills, impoundment ponds or abandoned mines.

RESOLVED
Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality, above and beyond regulatory

compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT

The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.

APPENDIX 2
THE SIGNIFICANT POLICY ISSUE: IMPACT OF ELECTRIC UTILITIES ON WATER QUALITY AND QUANTITY

Risks to water quantity and quality represent a significant policy issue for electric utilities.

Thermoelectric power plants, including coal, nuclear, and natural gas, depend heavily on access to adequate quantities of fresh water at sufficiently low temperatures as inputs to generate steam that drives turbines and to cool power systems. The electric power sector is one of the largest users of water in the United States, second only to agriculture. Thermoelectric power accounts for 41% of total freshwater withdrawals in the United States (190,000 million gallons of water per day), of which 71% goes to fossil-fuel electricity generation alone.[45] The majority of water withdrawn by fossil-fuel and nuclear power plants is used for cooling power systems and is discharged into rivers and waterways, in many cases carrying pollutants and excess heat, while the remainder is evaporated via steam.

According to a report by the River Network,

> Coal is the single largest consumer of water resources: A MWh of electricity generated by coal withdraws approximately 16,052 gallons and consumes approximately 692 gallons of water. On average (a weighted average taking into account the current mix of cooling technologies being used at coal plants in the U.S.), coal-fired electricity requires the withdrawal of approximately 13,515 gallons and the consumption of 482 gallons of water per MWh for cooling purposes.
>
> Similar to coal-fired power plants, nuclear power plants traditionally operate with single-cycle cooling technologies, which are systematically more water intensive than all other thermodynamic cooling technologies. Additionally, because nuclear fission is less thermodynamically efficient than the combustion of coal, the water required to generate nuclear power is slightly greater than that of coal-fired power. Nuclear power plants "(withdraw) approximately 14,881 gallons and (consume) 572 gallons of water per MWh."

Alternative energy sources offer opportunities for decreasing water consumption. Increasing photovoltaic solar and wind power penetration "to 40% of the grid would ... reduce consumptive water use by 11%."[46]

Recent drought conditions and heat waves, as well as unusual weather patterns over the past

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45 http://www.nrel.gov/analysis/workshops/water_connect_workshop.html

46 http://thinkprogress.org/climate/2012/07/02/508879/burning-rivers-how-coal-and-nuclear-are-sucking-up-our-fresh-water/?mobile=nc

several years suggest that extreme weather will continue and climate change is expected to intensify the level of severity. Limits on large quantities of sufficiently cool water available for power plants and heightened scrutiny on discharged water will expose electric power utilities to increasing water-related physical, regulatory, and legal risks that may force utilities to reduce power production or shut down power plants altogether which impair operations and revenue, posing material financial risk to shareholder value. Investors believe that companies should understand their exposure to water-related issues and develop plans with goals and strategies to mitigate these important risks. That is why 470 investors representing $50 trillion in US assets formally supported the 2012 Carbon Disclosure Project Water Disclosure information request. The questionnaire is intended to help investors better understand the business risks and opportunities related to water issues and be able to evaluate companies' ability to operate successfully in a water-constrained world.[47] FirstEnergy declined to participate in the CDP Water Questionnaire. Therefore shareholders filed a proposal asking the Company to address water-related risks via a report that explores the Company's strategies and goals to reduce risks to water quantity, water temperature, thermal discharges, and pollution from coal ash.

1. Water availability represents a critical vulnerability for our energy sector.

Water scarcity and unpredictability of supply may pose significant risk to electric power operations. According to the U.S. Department of Energy, "water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."

Over the past decade, concerns about the risks to electric power providers from drought have grown and the uncertain impacts of climate change have heightened these concerns. According to the DOE's Climate Change Science Program, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability of water, and they will be vulnerable to fluctuations in water."

The year 2012 saw the nation's most widespread drought in 60 years, stretching 29 states. At the peak of the drought, the U.S. Drought Monitor map showed that 63.86% of the United States was facing moderate to exceptional drought conditions.[48] According to the NY Times, "water problems become energy problems that are serious enough to warrant high level attention" and "trends suggest that this water vulnerability will become more important with time."[49]

Investors are concerned that water shortages due to droughts may result in reduced power production or full shut down, leading to material financial risk to shareholder value. Droughts have impacted several of FirstEnergy's peers:

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47 https://www.cdproject.net/CDPResults/CDP-US-Water-Report-2012.pdf

48 http://droughtmonitor.unl.edu/

49 http://www.nytimes.com/2012/07/24/opinion/will-drought-cause-the-next-blackout.html

- **Entergy's Vermont Yankee nuclear power plant** near Brattleboro had to limit output four times in July 2012 because of low river flow and heat. Production was reduced to 83% of capacity at one point.[50]
- **Southern Company** reported a $200 million loss from hydroelectric power generation dropping by 50% during the 2008 drought.
- The **Tennessee Valley Authority** lost a third of nuclear capacity due to drought conditions in August 2008. **The Company reported a net loss of $17 million for Q1 2008.**[51] All three Browns Ferry reactors in Alabama were idled to prevent overheating of the Tennessee River.

2. <u>High water temperatures from heat waves may result in reduced power production or shut downs.</u>

When a heat wave raises river temperatures, power plants may not achieve sufficient cooling to meet permit limits, and may be forced to reduce power output or shut down. High water temperatures have forced a number of power plants to reduce production or acquire waivers to operate with cooling water above regulated temperatures.

Nuclear plants are particularly vulnerable to conditions where river temperatures are too hot to sufficiently cool plants. US nuclear-power production dropped to its lowest season levels in the summer of 2012 as drought and heat waves forced operators from Ohio to Vermont to reduce output.[52]

- Two reactors at **Dominion**'s Millstone Power Station near New London, CT were forced to shut down in August 2012 when the temperatures in the Long Island South were too hot to cool the facility.
- **Exelon**'s Braidwood Generating Station, a nuclear plant southwest of Chicago, Illinois, received permission from NRC in July 2012 to operate after temperatures in its cooling pond increase above the plant's 100° permit.[53]
- During the 2003 heat wave in France responsible for approximately 15,000 deaths, 17 nuclear reactors had to reduce power output because of the high temperatures of cooling water.

50 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

51 http://www.local8now.com/news/headlines/15555207.html

52 http://www.businessweek.com/news/2012-07-26/heat-sends-u-dot-s-dot-nuclear-power-production-to-9-year-low

53 http://green.blogs.nytimes.com/2012/08/13/heat-shuts-down-a-coastal-reactor/; http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

3. Compliance with thermal discharge permits will become more challenges as river temperatures rise.

Thermal pollution is the degradation of water quality by processes that change the ambient water temperature. When water used for cooling power systems is returned to the water body at a higher temperature, the change in temperature may cause a decrease in oxygen supply and/or impacts to ecosystems and aquatic life. U.S. regulations limit the temperature of water discharged by power plants. In order to mitigate the impacts of thermal pollution to aquatic life, regulations require utilities to either shut down or apply for provisional variance permits to discharge waters at higher temperatures. If the water body is already warm because of low levels or heat waves, the discharged water could raise the downstream temperature above accepted levels. If a plant is not shut down in those situations, the hot discharge can cause algae blooms, reduce dissolved oxygen in the water, and threaten aquatic life. There have been many recorded instances of reduce production or shutdowns due to thermal pollution concerns in the U.S. and in Europe.

- **Illinois**: A rash of coal and nuclear plants sought and received from the state "thermal variances" to let them to discharge hotter water than their permits allow, even amidst extensive heat-related fish kills.[54]
- **Southeast U.S., July, August 2011**. The TVA reduced power at Browns Ferry to stay within discharge limits. At one point, all three of the reactors cut output to about 50 percent. Had the plant been operating at full capacity, the downstream temperature on the Tennessee River would have exceeded the 90-degree limit.[55]
- **Illinois, Minn., July 29 to Aug. 2, 2006**. The Prairie Island (Minn.) plant had to reduce output by 54 percent. The Quad Cities, Dresden and Monticello plants in Illinois also cut power to moderate water discharge temperatures.[56]
- **Michigan, July 30, 2006**. The Donald C. Cook reactors in Michigan were shut down during a severe heat wave because temperatures in a containment building exceeded the regulatory limit of 120 degrees.[57]

4. Impact on Water Quality from coal ash facilities

Coal combustion leads to the creation of over 130 million tons of coal ash, a byproduct that contains arsenic, mercury, lead, and other toxins. Coal ash is the second largest waste stream in the United States. Coal ash contains high concentrations of arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks by pollution control equipment. The toxins in coal ash

54 http://blog.ucsusa.org/if-you-cant-take-the-heat-how-summer-2012-strained-u-s-power-plants/

55 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

56 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

57 http://insideclimatenews.org/news/20120815/nuclear-power-plants-energy-nrc-drought-weather-heat-water?page=show

have been linked to cancer, neurological damage, reproductive failure, organ failure, and other serious health problems as well as widespread damage to ecosystems.[58] The failure to properly manage coal ash can expose utilities to significant financial, litigation, operation, reputational, and regulatory risk. An increasing number of studies and reports underscore that current practices for storing, managing, reusing, and disposing of coal ash are insufficient to protect human and environmental health, and to protect utilities from financial and regulatory risk. Coal ash is stored in ponds, landfills, and abandoned mines – but current regulations for managing coal ash disposal are less consistent than the regulations for household trash.[59]

Toxic coal ash became a national concern in December 2008 when a dam broke at a large CCW wet storage pond at the TVA coal plant in Kingston, TN and covered more than 300 acres in eastern Tennessee with coal ash sludge.[60]

This event demonstrates many of the financial, litigation, operational and reputational risks companies such as FirstEnergy which are responsible for these massive ponds of coal ash face in the event of a dam breech.

- FINANCIAL: TVA estimated total cleanup costs at up to $1.2 billion.[61] The Company has committed to spending $43 million on economic development projects in Roane County, where the spill took place, and has also spent $40.2 million buying out individual homeowners in the area surrounding the plant.

- LITIGATION: TVA is also facing significant litigation costs as a result of the spill. Since December 2008, at least 57 lawsuits representing more than 560 individual plaintiffs have been filed against the utility claiming property damage, health problems, and other damages as a result of the spill.[62]

- OPERATIONAL: The TVA spill could have significantly impacted the Company's operations. Though the Kingston plant was able to regain partial functionality by storing its coal ash in its other two ponds, many facilities are faced with having only one storage pond and would therefore be forced to shut down in the event of a spill.

- REPUTATIONAL: According to Power Magazine, the spill means "a black eye for TVA's reputation that will take years to heal."[63] In addition to the significant water pollution caused by the spill, respiratory threats can pose significant health risks to surrounding communities. A local Tennessee newspaper reported that the ash "dries

58 U.S. EPA, "Steam Electric Power Generating Point Source Category: Final Detailed Study Report," October 2009. Page 6-2, 6-3.

59 http://www.nytimes.com/2009/01/07/us/07sludge.html?_r=1

60 http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1

61 "T.V.A. to Pay $43 Million on Projects in Spill Area," Sheila Dewan, New York Times. 9/15/2009. http://www.nytimes.com/2009/09/15/us/15ash.html?_r=1

62 "TVA Says it May Need a Year to Prepare for Lawsuits in Coal Ash Spill Case," Associated Press, 1/13/2010.
http://sg.us.biz.yahoo.com/ap/100113/us_tva_ash_spill_tennessee.html?.v=2

63 "Best Management Practices for Coal Ash Ponds," POWER Magazine, 3/1/2009. http://powermag.com/issues/departments/focus_on_o_and_m/Best-Management-Practices-for-Coal-Ash-Ponds_1762.html

> easily and blows around," creating an exposure pathway "wherever [the ash] is carried by the wind."[64] Environmental tests have come up positive for heavy metals and locals have experienced increased respiratory problems, forcing many away from their homes to avoid the remnants of the spill.[65]

Cleanup and mitigation costs for breaches of CCW wet storage dams, leachate from dry storage and environmental and health hazards associated with groundwater contamination have cost utilities hundreds of million or possibly billions of dollars.

- According to a 2011 Union of Concerned Scientist report, "The full extent of leakage from coal ash disposal sites is unknown, however, because many states do not require groundwater monitoring and federal oversight has been inconsistent."3
- A 2010 report, by the Environmental Integrity Project, Earthjustice and the Sierra Club, "has identified 39 more coal combustion waste (CCW) disposal sites in 21 states that have contaminated groundwater or surface water with toxic metals and other pollutants. Their analysis ...builds on a report released in February of 2010, which documented similar damage at 31 coal combustion waste dumpsites in 14 states. When added to the 67 damage cases that the U.S. Environmental Protection Agency (USEPA) has already acknowledged, the total number of sites polluted by coal ash or scrubber sludge comes to at least 137 in 34 states. This total represents nearly a three-fold increase in the number of damage cases identified in EPA's 2000 Regulatory Determination on the Wastes from the Combustion of Fossil Fuels."4 Clearly, this demonstrates that CCW has resulted in documented contamination and environmental risks, which could pose financial risks to the companies involved.

Ash that is not stored "wet" in ponds is often stored "dry" in landfills or in mines. Clay liners, which are often used to line the bottom of ash landfills, have been shown insufficient to prevent leaching of CCW contaminants into groundwater.[66] Experts recommend that landfills must have composite liners and leachate collection and treatment systems to prevent environmental and health hazards. In a letter to the Office of Management and Budget (OMB), five prominent scientists concluded that "based on what science tells us from the tiny fraction that have been studied, the cost of as-yet unrecognized or ignored harm to human health and wildlife [from coal ash] can be reasonably anticipated to exceed all the previously mentioned costs combined."[67]
A 2007 analysis by the Department of Energy pegged the industry's costs of meeting coal ash

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64 "Ash on the fly," Chattanooga Times Free Press, 5/26/2009, http://timesfreepress.com/news/2009/may/26/ash~fly/?local.

65 For water tests, see APPALACHIAN VOICES ET AL., PRELIMINARY STUDY REPORT FROM WATER, SEDIMENT AND FISH SAMPLES COLLECTED AT THE TVA ASH SPILL (2009), available at http://www.appvoices.org/resources/ ; AppVoices_TVA_Ash_Spill_Report_May15.pdf. For air tests, see TVA, Metals Concentration Chart, http://www.tva.gov/kingston/air/TVA%20Onsite%20Air%20Metals%20vs%20Background%20Levelsr1.pdf (last visited June 9, 2009).

66 http://www.earthjustice.org/library/reports/epa-coal-combustion-waste-risk-assessment.pdf.

67 Scientists' Letter to the Office of Management and Budget, January 8 2010, available at: http://tvakingston.blogspot.com/2010/01/regarding-epa-proposed-regulation-of.htm

regulation based on receiving a "hazardous" designation as high as $11 billion a year. According to figures cited in a 2011 Union of Concerns Scientists report, "Industry sources estimate that converting a coal plant to dry handling of its bottom ash would cost $20 million to $30 million per unit, that conversion to dry handling of fly ash would cost $15 million per unit (or $200 per ton of fly ash), that building a new landfill would cost $30 million, and that new wastewater treatment facilities would cost $80 million to $120 million per facility (ICR International 2010; EOP Group 2009)."[68] The report notes that the above industry figures may be inflated but concluded, "clearly anyone making a long-term investment in a coal plant that currently lacks the capability to safely handle its coal ash faces the risk of significant new costs."[69]

REGULATORY RISK:
Currently, coal ash ponds and dry storage facilities for CCW are subject to less regulation than landfills accepting household trash. However, new regulations have been introduced in Congress and are under review at the EPA.[70]

EPA regulations
In response to the TVA disaster, on 4 May 2010 the Environmental Protection Agency (EPA) proposed two regulatory options (C and D) for regulating coal ash. Both options fall under the Resource Conservation and Recovery Act (RCRA). Under the first proposal, EPA would list these residuals as special wastes subject to regulation under subtitle C of RCRA, when destined for disposal in landfills or surface impoundments. Under the second proposal, EPA would regulate coal ash under subtitle D of RCRA, the section for non-hazardous wastes. Both recommendations have dam safety requirements. Both exempt reuse from regulation and neither regulate minefills.[71]

The broader regulatory regime is in flux, but consensus has emerged that increased monitoring of coal ash waste facilities is necessary and increased disclosure of that information is necessary. The various regulatory structures proposed by the EPA and the coal ash-related bills in Congress (including those that have been lambasted in the environmental community and by the President for not going far enough to protect against coal ash related risk) all include provisions calling for increased groundwater monitoring around ash disposal sites and calls for increased transparency of this information.

State-level regulation
If regulation is left up to the states, the Company still faces risk. The Proponents note that state regulations for storing coal ash are less consistent than those for containing household waste and

---

68 Freese, Barbara, Steve Clemmer, Claudio Martinez, Alan Nogee, "A Risky Proposition: The Financial Hazards of New Investments in Coal Plants," Union Of Concerned Scientists, March 2011, p 30.

69 Freese, Barbara, Steve Clemmer, Claudio Martinez, Alan Nogee, "A Risky Proposition: The Financial Hazards of New Investments in Coal Plants," Union Of Concerned Scientists, March 2011, p 30.

70 "Hundreds of coal ash dumps lack regulation," The New York Times, January 6, 2010, available at: http://www.nytimes.com/2009/01/07/us/07sludge.html?_r=1

71 http://www.epa.gov/wastes/nonhaz/industrial/special/fossil/ccr-rule/index.htm

that such regulation do not provide assurance against groundwater and other contamination. Furthermore, a review by Earthjustice and Appalachian Mountain Advocates of the coal ash regulation in 37 states covering over 98 percent of all coal ash produced made some startling findings:

> **"Our review reveals that most states do not require all coal ash landfills and ponds to employ the most basic safeguards required at household trash landfills, such as composite liners, groundwater monitoring, leachate collection systems, dust controls and financial assurance; nor do states require that coal ash ponds be operated to avoid catastrophic collapse.** In addition, most states allow the placement of toxic coal ash *in* water tables and the siting of ponds and landfills in wetlands, unstable areas and floodplains. When measured against basic safeguards that the U.S. Environmental Protection Agency (EPA) identified as essential to protect health and the environment, state regulatory programs fail miserably to guarantee safety from contamination and catastrophe."[72]

The Proponents are concerned that state-level protections are insufficient to protect against potential coal ash related risk. Furthermore, the Proponents seek disclosure of what measures the Company is taking to reduce potential costs and risks associated with the likely problems of consistency and under-regulation of CCWs if the EPA chooses to largely leave these regulatory controls to the states.

72 Lisa Evans, Michael Becher, and Bridget Lee, "State of Failure," Earthjustice and Appalachian Mountain Advocates, August 2011 (emphasis in original, citations removed).

From: Wetmore, William <wwetmore@akingump.com>
Sent: Friday, January 11, 2013 6:30 PM
To: shareholderproposals
Cc: 'rferguson@firstenergycorp.com'; 'rreffner@firstenergycorp.com'; Torres, Lucas
Subject: FirstEnergy Corp. No-Action Request re Proposal Submitted by As You Sow, Swarthmore College, and Green Century Capital Management, Inc.
Attachments: FirstEnergy Corp No-Action Request (As You Sow, Swarthmore College, Green Century Capital Management, Inc.).pdf

Ladies and Gentlemen:

On behalf of FirstEnergy Corp. ("FirstEnergy"), in accordance with Staff Legal Bulletin 14D, please find attached a letter notifying the staff of the Division of Corporation Finance of FirstEnergy's intent to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders a shareholder proposal and supporting statement submitted by As You Sow, Swarthmore College, and Green Century Capital Management, Inc. (the "Proponents").

At the request of the Proponents, a copy of the attached letter is being concurrently sent to Corinne Bendersky of As You Sow by e-mail (cbendersky@asyousow.org) and via FedEx (1611 Telegraph Avenue, Suite 1450 Oakland, CA 94612). A copy of the attached letter is also being sent to Swarthmore College via FedEx (500 College Ave., Swarthmore, PA 19081-1306) and to Green Century Capital Management, Inc. (114 State Street, Suite 200, Boston, MA 02109).

If you have any questions or desire any additional information, please contact Lucas F. Torres at (212) 872-1016 or at ltorres@akingump.com.

Sincerely yours,

William K. Wetmore
AKIN GUMP STRAUSS HAUER & FELD LLP
1333 New Hampshire Avenue, N.W. | Washington, DC 20036-1564 | USA | Direct: +1 202.887.4476 | Internal: 24476
Fax: +1 202.887.4288 | wwetmore@akingump.com | akingump.com | Bio

Akin Gump
Strauss Hauer & Feld LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Shareholder Proposal Submitted by As You Sow, as lead proponent, and Green Century Capital Management and Swarthmore College, as co-proponents

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal and supporting statement. As You Sow (the "Lead Proponent") and Green Century Capital Management and Swarthmore College (the "Co-Proponents," and together with the Lead Proponent, the "Proponents"), each submitted the proposal and the supporting statement (collectively, the "Proposal").

FirstEnergy intends to file the 2013 Proxy Materials more than 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin 14D (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibit are being sent via e-mail and FedEx to the Proponents to notify the Proponents on behalf of FirstEnergy of its intention to omit the Proposal from its 2013 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponents and related correspondence is attached to this letter (see Exhibit A).

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from FirstEnergy's 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations and Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

THE PROPOSAL

The Proposal states:

"RESOLVED, Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost."

ANALYSIS

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Commission in the 1998 Release identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)). The Proposal both intrudes on matters that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by probing too deeply into the complex issues of how the Company determines and manages its mix of energy sources and requiring management's preparation of a burdensome report on these issues.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks to Impermissibly Micro-Manage the Company's Business

The Proposal implicates exactly the type of day-to-day business operations the 1998 Release indicated are both impractical and too complex to subject to shareholder oversight and therefore the Proposal is an improper subject for shareholder consideration under Rule 14a-8(i)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it attempts to micro-manage the Company's business by requiring management to alter the mix of energy sources the Company uses in its core electric generation, distribution and transmission businesses. The Proposal's supporting statement makes clear that the goals and measurements required by the Proposal should include quantitative targets for the "use of less water-intensive energy sources such as photovoltaic solar and wind," which would require the Company to significantly alter not only its day-to-day use of various energy sources, but also its generation, distribution and transmission of electric energy to over six million wholesale, municipal, industrial, commercial, residential and other customers from various sources, which is fundamental to the Company's primary business. The type of actions and policies encompassed by the Proposal – determining the mix of energy sources available to the Company for use in its business, whether for its own consumption or sale to its customers, and evaluating the risks and impacts of using such sources (and the related resources that are required therefor) – constitute central and routine aspects of managing the Company's operations as a provider of electric utility services. In this regard, as disclosed in the Company's Form 10-K for the year ended December 31, 2011, the Company's electricity generation asset portfolio consists of approximately 30 operating plants, many containing a number of generating units of coal-fired, nuclear, hydroelectric, oil and natural gas and wind capacity. Accordingly, these issues are extremely complex and beyond the ability of shareholders, as a group, to make informed judgments.

The generation of electricity is a complex process that requires the assessment of myriad operational, technical, financial, legal and organizational factors. Assessing financial and operational risks posed by the challenges associated with the generation of electricity is an intricate process that takes into account a number of factors, including governmental rules and regulations, scientific information and new technologies. One of the ways in which the Company conducts this business is by determining the resources it will use to generate electricity. Decisions related to the mix of resources used to generate electricity are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters. The Company believes that the Proposal calls for the micro-management of particular aspects of the Company's ordinary business operations. The decision regarding which technology best suits the Company in generating the electricity it sells and distributes can be made only after a thorough examination of a multitude of factors. *See the 1998 Release.*

Environmental stewardship is a core strategic priority for the Company. The Company's environmental strategy is designed to meet customer and policy maker expectations while creating shareholder value. The Company pursues environmental policy initiatives that promote its environmental stewardship and provide growth opportunities. Compliance with laws and regulations, as well as responding to any changes in such laws and regulations and the adoption of internal policies to meet or exceed applicable legal requirements, is a complex, fundamental task dealt with by the Company's management on a day-to-day basis. As such, these are improper matters for shareholder oversight and should not be dealt with through the shareholder proposal process.

Due to the nature of the Company's business, preparation of reports beyond what is already produced would be an onerous task, requiring detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of one of the largest diversified energy companies in the United States, including an analysis of various decisions, strategies and plans formulated and implemented at various Company generation plants. Such an undertaking would necessarily encompass FirstEnergy's financial budgets, capital expenditure plans, pricing philosophy, production plans and short- and long-term business strategies. In addition, undertaking to prepare a report in such detail would necessarily divert important resources from alternate uses that the Company's Board of Directors and management deem to be in the best interests of the Company and its shareholders. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

The nature of FirstEnergy's business is to generate, distribute and transmit electricity. For the reasons stated above, it is FirstEnergy's belief that any future decisions to alter the mix of resources used to generate such electricity are the fundamental responsibility of management and are not matters appropriate for shareholder oversight.

C. *The Proposal May be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Company's Choice of Technologies*

The Staff has concurred in the exclusion of shareholder proposals relating to the development of products and product lines, including choices of processes and technologies used in the preparation of a company's products, as relating to a company's ordinary business operations. In *CSX Corp.* (January 24, 2011) ("CSX"), the Staff concurred in the exclusion of a proposal that CSX Corp. develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *See also WPS Resources Corp.* (February 16, 2001) (concurring in the exclusion of a proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to "the choice of technologies") ("WPS"); and *Union Pacific Corp.* (December 16, 1996) (concurring in the exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads on the basis that the development and adaption of new technology for the company's operations constituted ordinary business operations) ("Union Pacific").

Similar to the proposals in *CSX, WPS Resources* and *Union Pacific*, the Proposal relates to specific technologies used by the Company in producing its energy products and services. The choice of energy sources used in FirstEnergy's electric utility business is a complex process that requires the assessment of myriad operational, technical, financial, legal and organizational factors across a vast array of assets as described above. Assessing the financial, operational and environmental risks posed by the choice of energy sources is an intricate process that takes into account a number of factors, including governmental rules and regulations, scientific information and new technologies. Accordingly, we believe the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's development of its products and choice of technologies.

Furthermore, in *Exxon Mobil Corp.* (March 6, 2012), the Staff concurred with the exclusion of a proposal that required the company to prepare a report "discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands." Exxon Mobil Corp. noted in its no-action request that "[d]ecisions related to the use of oil sands in product development are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters." Likewise and as mentioned above, FirstEnergy's choice of the mix of energy sources it uses in its electric services business is fundamental to management's ability to run the Company on a day-to-day basis and such decisions are based on highly technical matters regarding which shareholders are not in the best position to judge.

D. Regardless Of Whether The Proposal Involves A Significant Policy Issue, The Proposal Is Excludable As Relating To Ordinary Business Matters

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). Consistent with the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Dominion Resources, Inc.* (February 3, 2011), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." The Staff concurred in the exclusion of the proposal, even though the proposal touched on the environment, noting that the proposal related to "the products and services offered for sale by the company." In addition, in *Marriott International, Inc.* (March 17, 2010), the Staff concurred in the exclusion of a proposal that required Marriott International to install certain low-flow showerheads in its hotels because although the proposal "rais[ed] concerns with global warming," it sought to "micromanage the company to such a degree that exclusion of the proposal is appropriate." In *Newmont Mining Corp.* (February 4, 2004), because the proposal clearly requested a report on an aspect of the company's ordinary business operations, it was not necessary for the Staff to consider whether other aspects of the proposal implicated significant policy issues.

The Staff has also concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (February 10, 2000), the Staff concurred that General Electric Co. could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (May 11, 2004), in concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Finally, in *Union Pacific Corp.* (February 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents was found excludable in its entirety as relating to the evaluation of risk, regardless of whether potential terrorism and homeland security raised significant social policy concerns. *See also Fluor Corp.* (February 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant social policy, was nonetheless excludable because the proposal also sought information regarding the ordinary business matters of job loss and job elimination as a distinct and separate element); and *Wal-Mart Stores, Inc.* (March 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

As discussed above, the Proposal relates to ordinary business issues. Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7) regardless of whether the Proposal also touches upon a significant policy issue.

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

The essential objective of the Proposal is for the Company to reduce risks to water quantity and quality caused by the Company's sources of energy. The Proposal specifically focuses on coal combustion waste ("CCW") as a potential source of water contamination. As detailed below, the Company has already undertaken numerous initiatives to diversify its energy sources and provide information to shareholders and the general public regarding its environmental efforts, including those initiatives related to CCW. The Company has spent more than $10 billion on environmental protection efforts since the Clean Air Act became law in 1970 and reduced its CO_2 emission rate by 16 percent through this period. In 2012, in response to various environmental regulations, the Company announced plans to deactivate nine coal-fired power plants with a total capacity of 3,349 MW located in Ohio, Pennsylvania, Maryland, and West Virginia. Units at three of these coal-fired plants will continue to operate over the near term pursuant to Reliability Must Run arrangements with PJM Interconnection, LLC. After all of these units have been deactivated, nearly 100 percent of the power provided by the Company will come from resources that are non- or low-emitting, with approximately 87 percent of the Company's remaining plants equipped with water cooling towers that minimize the need for additional intake water.

The Company has been forthcoming in its disclosures about environmental matters and has recently expanded its disclosure on how it is managing regulatory and environmental issues relating to its electrical power generation operations. For example, the Company has updated its website (including its Sustainability Report) and made disclosures in its public filings about environmental matters. The Company has an extensive system in place for the safe and proper management of CCW. Specifically, the Company has made available on its website the Sustainability Report that includes an overview of the Company's management and minimization of CCW from the Company's operations.[1] The report details the Company's operations, including the beneficial use and disposal of CCW. The Company has also provided extensive, detailed information about its management of CCW to the Environmental Protection Agency ("EPA"). This information was released to the public on the EPA website (http://www.epa.gov/waste/nonhaz/industrial/special/fossil/surveys/index.htm). As good stewards of the environment, the Company dedicates its resources to reducing waste whenever possible, and the Company has found opportunities to do this through various CCW beneficial reuse projects.

---

[1] The Sustainability Report is publicly available at https://www.firstenergycorp.com/content/dam/newsroom/files/Sustainability%20Report_low%20res_.pdf.

While the Company has focused recent efforts on the beneficial use of CCW, it has safely managed the remaining byproducts at its respective plants for decades. The Company has a robust program in place for the safety and integrity of dams and dikes at on-site surface impoundments. They are inspected at least every week by trained plant personnel and inspected at least every year by professional dam safety engineers. The Company has managed approximately $50 million in research and development over the past decade, including several projects to find new and innovative ways to beneficially reuse CCW.

The Company believes it has already taken appropriate actions to manage its CCW and report such actions and assessments to its shareholders, while continuously evaluating its compliance with ongoing and anticipated future regulatory requirements. The Proposal also requests that the Company adopt strategies and goals to reduce water risk "above and beyond regulatory requirements." As a leader in its industry, the Company has already taken initiatives above and beyond regulatory requirements, particularly in relation to CCW.

The Staff has allowed the exclusion of shareholder proposals in similar situations. *See Alcoa Inc.* (February 2, 2009); *Wal-Mart Stores, Inc.* (March 10, 2008); and *Johnson & Johnson* (February 22, 2008). The companies in *Alcoa, Wal-Mart* and *Johnson & Johnson* were able to exclude shareholder proposals requesting a global warming report that discussed how the companies may have affected global warming to-date and in the future. Likewise, the Proposal requests a report on an environmental concern and asks the Company to assess its progress now and in the future. The Staff concluded that Alcoa Inc., Wal-Mart Stores, Inc. and Johnson & Johnson had substantially implemented the proposals because of sustainability reports and other global warming materials on the company websites.

Accordingly, based on Staff precedent and the Company's environmental initiatives and disclosure efforts, we request the Staff's concurrence that the Company may exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the essential objective of the Proposal.

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(7) and 14a-8(i)(10), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2013 Proxy Materials. If the Staff disagrees with FirstEnergy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosures

EXHIBIT A



AS YOU SOW

1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

November 29, 2012

Anthony J. Alexander
President and Chief Executive Officer
FirstEnergy
76 South Main Street
Akron, OH 44308-1890

Dear Mr. Alexander:

Thank you for the time your team has taken to discuss As You Sow's concerns over FirstEnergy's exposure to coal related costs and risks from environmental regulations and uncertainty over compliance costs, commodity risks from volatile coal prices and record low natural gas prices, and rising costs for construction. We were pleased to learn that FirstEnergy plans to close several of its oldest and dirtiest coal plants and has released more information about its coal dependence and related risks. However, we remain concerned that FirstEnergy intends to continue to rely heavily on coal-fired power and thus will continue to be exposed to the risks identified in the As You Sow resolution.

We are increasingly concerned about the Company's exposure to water-related risks. Over the past year the Midwest and Mid-Atlantic have seen record droughts and heat waves. Scientists project that climate change is expected to exacerbate these conditions in the future. Furthermore, while we are pleased that the Company will close the Little Blue Run coal ash impoundment, the Company provides limited disclosure regarding how it is managing its remaining coal ash storage facilities. This information is critical for investors to understand the potential impact of our company's coal combustion waste facilities on the environment and how the company plans to reduce associated risks. Given this timely and important issue, we are filing a shareholder resolution with FirstEnergy.

I authorize As You Sow to file the enclosed resolution with FirstEnergy Corporation on my behalf for inclusion in the FirstEnergy 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (17 C.F.R.§240.14-a). A representative of As You Sow will attend the stockholder meeting to move the resolution as required.

I have held at least $2,000 worth of FirstEnergy stock continuously for over a year and will hold the shares through the date of the 2013 stockholder meeting. Proof of ownership is being sent separately.

It is our intention in filing this resolution to enter into dialogue to discuss the Company's goals and plans to reduce exposure to risks associated with water scarcity, thermal impacts, and potential water contamination risk from coal waste residuals with the hope that we can reach an agreement that will allow us to withdraw this resolution.

As You Sow will be the lead filer and primary contact for other co-filers of this resolution.

FirstEnergy's dependence on water intensive energy sources such as coal and nuclear presents serious challenges to its fleet. With climate change exacerbating drought conditions, temperature fluctuations, and extreme weather, we are concerned that the Company's need for adequate quantities of water at sufficiently low temperatures for thermoelectric power sources place the Company's operations and profitability at risk.

We appreciate the dialogues we've had with the company and look forward to continuing a constructive discussion with you. You may contact Ms. Corinne Bendersky to schedule a dialogue meeting or if you have any questions about this resolution. She can be reached at: 510-735-8153 or by e-mail at cbendersky@asyousow.org.

Sincerely,



Andrew Behar
CEO, As You Sow

cc:
Rhonda S. Ferguson, Corporate Secretary
Larisa Ruoff, Green Century
Suzanne P. Welsh, Swarthmore College

Set Goals to Reduce Water Risk

WHEREAS

Water and energy are inextricably linked. Thermoelectric generation requires access to adequate water at sufficiently low temperatures. Coal combustion waste (CCW), if improperly managed, could result in water contamination. Less water-intensive energy sources such as photovoltaic solar and wind, and energy efficiency and water conservation programs, are strategies that can reduce water risks.

According to Department of Energy (DOE), "Water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."

Climate change is expected to exacerbate water shortages. According to DOE, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability by season. As currently designed, power plants require significant amounts of water, and they will be vulnerable to fluctuations in water."

Coal and nuclear are the most water-intensive generation sources. FirstEnergy's generation portfolio is 64% coal and 18% nuclear. Many of its plants utilize once-through cooling technology that requires high water flow volumes. Some plants have cooling towers, which result in higher water consumption.

Heat waves can raise surface water temperatures and force reduced production or shut down. Water withdrawals must be cool enough to effectively cool plants; also, as temperatures of surface waters rise, nuclear plants can be forced to reduce energy output to curtail thermal impacts. A heat wave in August 2010 forced Tennessee Valley Authority to decrease power generation at three nuclear facilities, costing approximately $10 million in lost power production. FirstEnergy operates in the Midwest, which experienced drought and record heat in 2012. Extreme heat in Ohio forced FirstEnergy to slow output at its Perry nuclear plant.

FirstEnergy's coal reliance poses potential water contamination risks from CCW disposal. CCW is a by-product of burning coal that contains arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks. Throughout the industry, CCW is often stored in landfills, impoundment ponds or abandoned mines.

RESOLVED

Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT

The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.


SWARTHMORE

SUZANNE P. WELSH
Vice President for
Finance and Treasurer

610-328-8329
FAX 610-690-6895
swelsh1@swarthmore.edu

VIA OVERNIGHT DELIVERY

November 29, 2012

Rhonda S. Ferguson
Corporate Secretary
FirstEnergy
76 South Main Street
Akron, OH 44308-1890

Dear Rhonda Ferguson:

I am writing on behalf of Swarthmore College and its Committee on Investor Responsibility. Swarthmore College is a private liberal arts college located in southeastern Pennsylvania, with 1,500 students, and an emphasis on social and environmental responsibility. Currently, our endowment is valued at $1.5 billion and we are pleased to hold FirstEnergy Corporation in our portfolio.

We have learned that As You Sow, an organization promoting corporate social and environmental issues, has been in consultation with FirstEnergy regarding its practices of coal ash impoundment sites. We are concerned about how our company plans to reduce those risks and its exposure to water-related risks. As a result, Swarthmore College is filing the enclosed resolution with FirstEnergy Corporation for inclusion in the FirstEnergy 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (17 C.F.R.§240.14-a). Swarthmore College has held at least $2,000 worth of FirstEnergy Corporation stock continuously for over a year and will hold the shares through the date of the 2013 stockholder meeting. Proof of ownership is also enclosed.

This resolution is identical to the one filed by As You Sow. Corinne Bendersky of As You Sow will be our lead filer and she can be contacted at 510-735-8153; or via email at cbendersky@asyousow.org.

It is our intention in filing this resolution to enter into dialogue with FirstEnergy to discuss goals and plans to reduce exposure to risks associated with water scarcity, thermal impacts, and potential water contamination risk from coal waste residuals.

We look forward to participating with lead filer and co-filers in discussions with FirstEnergy.

Sincerely,



Suzanne P. Welsh
Vice President Finance and
Treasurer

cc: Anthony J. Alexander
Larisa Ruoff, Green Century
Corinne Bendersky, As You Sow

Enclosures

Set Goals to Reduce Water Risk

WHEREAS

Water and energy are inextricably linked. Thermoelectric generation requires access to adequate water at sufficiently low temperatures. Coal combustion waste (CCW), if improperly managed, could result in water contamination. Less water-intensive energy sources such as photovoltaic solar and wind, and energy efficiency and water conservation programs, are strategies that can reduce water risks.

According to Department of Energy (DOE), "Water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."

Climate change is expected to exacerbate water shortages. According to DOE, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability by season. As currently designed, power plants require significant amounts of water, and they will be vulnerable to fluctuations in water."

Coal and nuclear are the most water-intensive generation sources. FirstEnergy's generation portfolio is 64% coal and 18% nuclear. Many of its plants utilize once-through cooling technology that requires high water flow volumes. Some plants have cooling towers, which result in higher water consumption.

Heat waves can raise surface water temperatures and force reduced production or shut down. Water withdrawals must be cool enough to effectively cool plants; also, as temperatures of surface waters rise, nuclear plants can be forced to reduce energy output to curtail thermal impacts. A heat wave in August 2010 forced Tennessee Valley Authority to decrease power generation at three nuclear facilities, costing approximately $10 million in lost power production. FirstEnergy operates in the Midwest, which experienced drought and record heat in 2012. Extreme heat in Ohio forced FirstEnergy to slow output at its Perry nuclear plant.

FirstEnergy's coal reliance poses potential water contamination risks from CCW disposal. CCW is a by-product of burning coal that contains arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks. Throughout the industry, CCW is often stored in landfills, impoundment ponds or abandoned mines.

RESOLVED

Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT

The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.

STATE STREET
GLOBAL SERVICES.

Michael Gosselin
Vice President

Tel: (617) 664-2699
Fax: (617) 769-6902
mgosselin@statestreet.com

Nov, 29, 2012

RE: Proof of Share Ownership

To Whom It May Concern:

Swarthmore College has held over $2,000 worth of FIRSTENERGY CORP (Cusip: 337932107) shares continuously for over one year. Swarthmore College has informed us that they intend[s] to continue to hold the required number of shares through the date of the company's annual meeting in 2013.

State Street Bank and Trust Company is the custodian of the aforementioned shares of stock. State Street Bank and Trust Company is a registered Depository Trust Company participant.

Sincerely,



Michael Gosselin, Vice President

Fw: As You Sow- shareholder resolution
Rhonda S Ferguson to: Daniel M Dunlap, Edward J. Udovich 12/03/2012 01:26 PM
Cc: Nadine M. Stith, Amy L Hopkins

From:
To:
Cc:

Dan and Ed - pls see attached

Rhonda S. Ferguson
Vice President, Corporate Secretary & Chief Ethics Officer
FirstEnergy
76 S. Main Street
Akron, Ohio 44308
p:(330) 384-5620
f: (330) 384-5909
rferguson@firstenergycorp.com

----- Forwarded by Rhonda S Ferguson/FirstEnergy on 12/03/2012 01:25 PM -----

From:	Corinne Bendersky <cbendersky@asyousow.org>
To:	n>
Date:	12/03/2012 01:19 PM
Subject:	As You Sow- shareholder resolution

Hello Rhonda,

I hope this email finds you well. As You Sow filed the attached resolution with FirstEnergy on November 29th, 2012 on behalf of our CEO Andrew Behar. Also attached, please find proof of share ownership. Please let me know if you would like us to mail the proof of ownership letter to your offices, or if the email attachment will suffice.

I look forward to a productive dialogue with you and your team.

Best,

Corinne

Corinne Bendersky
Energy Program Manager
As You Sow
We've moved! Please note our new address and phone numbers.
1611 Telegraph Ave., Ste. 1450 |Oakland, CA 94612
510.735.8153
cbendersky@asyousow.org |www.asyousow.org

~Building a safe, just, and sustainable world since 1992~




FirstEnergy filing 20121129.pdf FirstEnergy_Behar Proof of Ownership_20121129.pdf



1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

www.asyousow.org
[illegible] A SAF[illegible] AND SUSTAINABLE WORLD SINCE [illegible]

November 29, 2012

Anthony J. Alexander
President and Chief Executive Officer
FirstEnergy
76 South Main Street
Akron, OH 44308-1890

Dear Mr. Alexander:

Thank you for the time your team has taken to discuss As You Sow's concerns over FirstEnergy's exposure to coal related costs and risks from environmental regulations and uncertainty over compliance costs, commodity risks from volatile coal prices and record low natural gas prices, and rising costs for construction. We were pleased to learn that FirstEnergy plans to close several of its oldest and dirtiest coal plants and has released more information about its coal dependence and related risks. However, we remain concerned that FirstEnergy intends to continue to rely heavily on coal-fired power and thus will continue to be exposed to the risks identified in the As You Sow resolution.

We are increasingly concerned about the Company's exposure to water-related risks. Over the past year the Midwest and Mid-Atlantic have seen record droughts and heat waves. Scientists project that climate change is expected to exacerbate these conditions in the future. Furthermore, while we are pleased that the Company will close the Little Blue Run coal ash impoundment, the Company provides limited disclosure regarding how it is managing its remaining coal ash storage facilities. This information is critical for investors to understand the potential impact of our company's coal combustion waste facilities on the environment and how the company plans to reduce associated risks. Given this timely and important issue, we are filing a shareholder resolution with FirstEnergy.

I authorize As You Sow to file the enclosed resolution with FirstEnergy Corporation on my behalf for inclusion in the FirstEnergy 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (17 C.F.R.§240.14-a). A representative of As You Sow will attend the stockholder meeting to move the resolution as required.

I have held at least $2,000 worth of FirstEnergy stock continuously for over a year and will hold the shares through the date of the 2013 stockholder meeting. Proof of ownership is being sent separately.

It is our intention in filing this resolution to enter into dialogue to discuss the Company's goals and plans to reduce exposure to risks associated with water scarcity, thermal impacts, and potential water contamination risk from coal waste residuals with the hope that we can reach an agreement that will allow us to withdraw this resolution.

As You Sow will be the lead filer and primary contact for other co-filers of this resolution.

FirstEnergy's dependence on water intensive energy sources such as coal and nuclear presents serious challenges to its fleet. With climate change exacerbating drought conditions, temperature fluctuations, and extreme weather, we are concerned that the Company's need for adequate quantities of water at sufficiently low temperatures for thermoelectric power sources place the Company's operations and profitability at risk.

We appreciate the dialogues we've had with the company and look forward to continuing a constructive discussion with you. You may contact Ms. Corinne Bendersky to schedule a dialogue meeting or if you have any questions about this resolution. She can be reached at: 510-735-8153 or by e-mail at cbendersky@asyousow.org.

Sincerely,



Andrew Behar
CEO, As You Sow

cc:
Rhonda S. Ferguson, Corporate Secretary
Larisa Ruoff, Green Century
Suzanne P. Welsh, Swarthmore College

Set Goals to Reduce Water Risk

WHEREAS

Water and energy are inextricably linked. Thermoelectric generation requires access to adequate water at sufficiently low temperatures. Coal combustion waste (CCW), if improperly managed, could result in water contamination. Less water-intensive energy sources such as photovoltaic solar and wind, and energy efficiency and water conservation programs, are strategies that can reduce water risks.

According to Department of Energy (DOE), "Water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."

Climate change is expected to exacerbate water shortages. According to DOE, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability by season. As currently designed, power plants require significant amounts of water, and they will be vulnerable to fluctuations in water."

Coal and nuclear are the most water-intensive generation sources. FirstEnergy's generation portfolio is 64% coal and 18% nuclear. Many of its plants utilize once-through cooling technology that requires high water flow volumes. Some plants have cooling towers, which result in higher water consumption.

Heat waves can raise surface water temperatures and force reduced production or shut down. Water withdrawals must be cool enough to effectively cool plants; also, as temperatures of surface waters rise, nuclear plants can be forced to reduce energy output to curtail thermal impacts. A heat wave in August 2010 forced Tennessee Valley Authority to decrease power generation at three nuclear facilities, costing approximately $10 million in lost power production. FirstEnergy operates in the Midwest, which experienced drought and record heat in 2012. Extreme heat in Ohio forced FirstEnergy to slow output at its Perry nuclear plant.

FirstEnergy's coal reliance poses potential water contamination risks from CCW disposal. CCW is a by-product of burning coal that contains arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks. Throughout the industry, CCW is often stored in landfills, impoundment ponds or abandoned mines.

RESOLVED

Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT

The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.

November 29, 2012

RE: Proof of Share Ownership

To Whom It May Concern:

As of November 29, 2012, Andrew Behar has held over $2,000 worth of FirstEnergy Corporation shares continuously for over one year. Mr. Behar has informed E*TRADE Securities LLC that he intends to continue to hold the required number of shares through the date of the company's annual meeting in 2013.

E*TRADE Securities LLC is the custodian of the above mentioned shares of stock and is a registered Depository Trust Company participant.

Sincerely,



Correspondence Specialist
E*TRADE Securities LLC


GREEN
CENTURY
FUNDS

November 30, 2012

RECEIVED
DEC 03 2012
Assistant Secretary's Office

Rhonda S. Ferguson
Corporate Secretary
FirstEnergy
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

Green Century Capital Management is filing the enclosed shareholder resolution for inclusion in FirstEnergy Corp's (FirstEnergy) proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of FirstEnergy stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership from our custodian bank, which is a DTC participant, will follow this letter. We ask that the proxy statement indicate that As You Sow is the lead filer of this proposal.

FirstEnergy's dependence on water intensive energy sources such as coal and nuclear presents serious challenges to its fleet. With climate change exacerbating drought conditions, temperature fluctuations, and extreme weather, we are concerned that the Company's need for adequate quantities of water at sufficiently low temperatures for thermoelectric power sources place the Company's operations and profitability at risk. Furthermore, as we have discussed with the company in the past, we are concerned about the significant risks the company faces in association with the management of its coal combustion waste. We believe FirstEnergy currently fails to provide sufficient disclosure for investors to determine if the company is adequately managing the associated risks.

If you would like to discuss this resolution or have any questions, please contact Ms. Corinne Bendersky of As You Sow. She can be reached at: 510-735-8153 or by e-mail at cbendersky@asyousow.org.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management

Enclosures: Resolution text

cc:
Corinne Bendersky, As You Sow
Suzanne P. Welsh, Swarthmore College

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

Set Goals to Reduce Water Risk

WHEREAS

Water and energy are inextricably linked. Thermoelectric generation requires access to adequate water at sufficiently low temperatures. Coal combustion waste (CCW), if improperly managed, could result in water contamination. Less water-intensive energy sources such as photovoltaic solar and wind, and energy efficiency and water conservation programs, are strategies that can reduce water risks.

According to Department of Energy (DOE), "Water shortages, potentially the greatest challenge to face all sectors of the United States in the 21st century, will be an especially difficult issue for thermoelectric generators due to the large amount of cooling water required for power generation."

Climate change is expected to exacerbate water shortages. According to DOE, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability by season. As currently designed, power plants require significant amounts of water, and they will be vulnerable to fluctuations in water."

Coal and nuclear are the most water-intensive generation sources. FirstEnergy's generation portfolio is 64% coal and 18% nuclear. Many of its plants utilize once-through cooling technology that requires high water flow volumes. Some plants have cooling towers, which result in higher water consumption.

Heat waves can raise surface water temperatures and force reduced production or shut down. Water withdrawals must be cool enough to effectively cool plants; also, as temperatures of surface waters rise, nuclear plants can be forced to reduce energy output to curtail thermal impacts. A heat wave in August 2010 forced Tennessee Valley Authority to decrease power generation at three nuclear facilities, costing approximately $10 million in lost power production. FirstEnergy operates in the Midwest, which experienced drought and record heat in 2012. Extreme heat in Ohio forced FirstEnergy to slow output at its Perry nuclear plant.

FirstEnergy's coal reliance poses potential water contamination risks from CCW disposal. CCW is a by-product of burning coal that contains arsenic, mercury, heavy metals, and other toxins filtered out of smokestacks. Throughout the industry, CCW is often stored in landfills, impoundment ponds or abandoned mines.

RESOLVED

Shareowners request that FirstEnergy adopt strategies and quantitative goals to reduce the company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to report to shareholders by September 2013 on progress. Such a report should omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT

The Proponent believes goals and measurements should include quantitative targets for reduced water use, thermal impacts on receiving waterways, use of less water-intensive energy sources such as photovoltaic solar and wind, number of CCW sites rated by EPA as "high" or "significant" hazard, and number of notices of violation related to CCW sites, categorized by severity.


GREEN
CENTURY
FUNDS

December 6, 2012

Rhonda S. Ferguson
Corporate Secretary
FirstEnergy
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

Enclosed is our proof of ownership for our shareholder proposal filed November 30, 2012. Please feel free to contact my colleague Lucia von Reusner lvonreusner@greencentury.com with any questions.

Sincerely,

Kristina Curtis
Senior Vice President
Green Century Capital Management

Enclosures: proof of ownership

cc:
Corinne Bendersky, As You Sow
Suzanne P. Welsh, Swarthmore College

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com


PRINTED ON RECYCLED PAPER
WITH SOY-BASED INK


Vanguard®

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

December 3, 2012

ATTN: KRISTINA CURTIS
GREEN CENTURY CAPITAL
MANAGEMENT INC
114 STATE ST STE 200
BOSTON, MA 02109-2402

RE: Asset Verification

Dear Ms. Curtis:

Thank you for taking the time to contact us.

Please accept this letter as verification that the following Vanguard® Brokerage client continuously held 80 shares of FirstEnergy Corp (FE) in the below-referenced account between the dates of November 30, 2011 and November 30, 2012. This stock was held through Vanguard Marketing Corporation, a Depository Trust Company (DTC) participant, in the Vanguard Brokerage Account

Green Century Capital Management Inc.
Individual Account

Furthermore, please note that this security's value has been in excess of $2,000.00 between the above referenced dates.

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern Time.

Sincerely,

Retail Investor Group
Vanguard Brokerage Services

AXZ

10517112